6/8

04030606

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sogecable SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4981

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/8/04

Rule 12g3-2(b) nº: 82-4981)
Enclosure II (i)

RECEIVED
2004 JUN -8 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

Sogecable, S.A. and Subsidiaries

Auditors' report

2003 Consolidated Financial Statements and Consolidated Management Report

Deloitte

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Sogecable, S.A.:

1. We have audited the consolidated financial statements of SOGECABLE, S.A. and Subsidiaries (CONSOLIDATED GROUP) comprising the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole, based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the financial statements of Audiovisual Sport, S.L., in which the Parent Company has an 80% ownership interest (see Note 3 and Exhibit 1) and whose assets, net sales and loss before taxes represented approximately 7.4%, 5.8% and 13.3%, respectively, of the related consolidated figures as of December 31, 2003. The financial statements of Audiovisual Sport, S.L. as of December 31, 2003, were audited by KPMG Auditores, S.L. Our opinion as expressed in this report on the consolidated financial statements of Sogecable, S.A. and Subsidiaries is based, with respect to the holding in Audiovisual Sport, S.L., solely on the report of KPMG Auditores, S.L.

2. As required by Spanish corporate law, for comparison purposes the Parent Company's directors present, in addition to the 2003 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 consolidated financial statements. Our auditors' report dated March 10, 2003, on the 2002 consolidated financial statements contained an opinion qualified for two matters. One qualification for the uncertainty surrounding the final outcome of the transaction involving Sogepaq, S.A. described in Note 3, which was resolved in 2003 in the terms indicated therein, and another qualification for the uncertainty regarding the final outcome of the renegotiation and renovation of contracts indicated in paragraph 3 below, which was resolved as indicated therein.

3. As explained in Note 2, on May 13, 2003 the Shareholders' Meeting of Sogecable, S.A. resolved to carry out the capital increase envisaged in the agreement dated January 29, 2003, with Telefónica, S.A. for the integration of Sogecable, S.A. and DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), which commenced in 2002. This capital increase, following verification of the prospectus by the Spanish National Securities Market Commission (CNMV), was performed on July 2, 2003, under the terms of the agreement. Also, since this date the other conditions included in this agreement, which are detailed in Note 2, have been complied with. In connection with this transaction, certain companies in the audiovisual industry have filed appeals requesting that the authorization granted be set aside, which the Company's directors consider will not succeed (see Note 21).

In the subsequent months Group management obtained the additional financing required (see Note 15), restructured the existing debt and completed the main significant contract renovation and renegotiation processes which affected both Sogecable, S.A. and Audiovisual Sport, S.L. and the various companies composing the new Group. The Sogecable Group is implementing a series of measures in order to streamline its operating cost structure, as a result of which it has incurred a series of restructuring costs (see Notes 2 and 17), which led it to report significant losses in 2003. In this connection, Sogecable Group management prepared a business plan that envisages, within the assumptions used for its preparation (see Note 2), the contract renegotiations carried out and the aforementioned streamlining measures. As indicated in Note 2, this plan foresees that losses will continue to be incurred, albeit to a lesser extent, and that the Group will report rising earnings figures at medium term, enabling the recovery, over the coming ten years, of all the tax assets totaling approximately €1,224 million recorded by the new Group as of December 31, 2003 (see Notes 2 and 9).

4. In our opinion, based on our work and on the report of KMPG Auditores, S.L. indicated Paragraph 1 above, the 2003 consolidated financial statements referred to above present, in all material respects, a true and fair view of the consolidated net worth and financial position of Sogecable S.A. and Subsidiaries as of December 31, 2003, and of the consolidated results of their operations and of the consolidated funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2003 contains the explanations which the Parent Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the 2003 consolidated financial statements. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692

Juan José Roque
February 18, 2004

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

2003 CONSOLIDATED FINANCIAL STATEMENTS

AND 2003 CONSOLIDATED MANAGEMENT REPORT

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Thousands of Euros)

ASSETS	2003	2002
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	**186.533**	**155.872**
Intangible assets-	**417.374**	**244.580**
Intellectual property	2.372	2.049
Computer software	53.848	49.909
Rights on leased assets	25.680	11.012
Other rights on leased assets	228.539	-
Audiovisual and sports broadcasting rights	643.602	461.340
Other intangible assets	9.653	317
Allowances	(27.700)	(476)
Accumulated amortization	(518.620)	(279.571)
Tangible fixed assets-	283.157	252.608
Land and structures	45.932	42.806
Machinery, fixtures and tools	50.839	45.290
Decoders, cards, keys and adapters	672.591	505.874
Computer hardware	27.159	21.954
Other tangible fixed assets	6.604	4.983
Allowances	(36.645)	(15.882)
Accumulated depreciation	(483.323)	(352.417)
Long-term investments-	**1.254.501**	**337.162**
Investments accounted for by the equity method	41.622	48.081
Other long-term investments	126	51.511
Long-term receivables from multigroup companies	5.122	17.376
Other long-term receivables	12.364	-
Other long-term loans	1.311.665	313.167
Guarantees and deposits	2.863	595
Allowances	(119.261)	(93.568)
Parent Company shares	**649**	**591**
Consolidation goodwill-	**461**	**1.916**
Fully consolidated companies	461	1.916
Total fixed and other noncurrent assets	2.142.675	992.729
DEFERRED CHARGES	57.027	10.073
CURRENT ASSETS:		
Inventories	**161.570**	**164.183**
Accounts receivable-	**439.749**	**249.506**
Trade receivables for sales and services	134.427	92.018
Receivable from multigroup and associated companies	39.513	34.998
Other accounts receivable	203.332	90.346
Receivable from public authorities	66.101	34.512
Allowances	(3.624)	(2.368)
Short-term investments	**1.654**	-
Cash	**4.457**	**9.961**
Accrual accounts	**14.149**	**28.783**
Total current assets	621.579	452.433
TOTAL ASSETS	2.821.281	1.455.235

SHAREHOLDERS' EQUITY AND LIABILITIES	2003	2002
SHAREHOLDERS' EQUITY:		
Capital stock	252.009	194.048
Additional paid-in capital	**536.089**	**144.561**
Other reserves	**(43.162)**	**14.012**
Legal reserve	12.533	12.533
Reserves for Parent Company shares	649	591
Voluntary reserves	44.229	47.221
Reserves at consolidated companies	3.066	(1.231)
Accumulated losses	(103.639)	(45.102)
Income (Loss) for the year-	**(329.630)**	**(54.240)**
Consolidated loss	(334.099)	(56.246)
Loss attributed to minority interests	4.469	2.006
Total shareholders' equity	415.306	298.381
MINORITY INTERESTS	26.396	38.323
LOANS FROM SHAREHOLDERS:		
Participating loans from shareholders	158.021	-
Subordinated loan from shareholders	181.697	-
	339.718	-
DEFERRED REVENUES	41.270	1.476
PROVISIONS FOR CONTINGENCIES AND EXPENSES	20.564	12.948
LONG-TERM DEBT:		
Long-term guarantee deposits received	14.998	18.990
Long-term payables *to credit institutions*	1.102.219	252.902
Long-term lease payments payable	8.337	8.811
Other long-term payables	48.603	-
Total long-term debt	1.174.157	280.703
CURRENT LIABILITIES:		
Short-term guarantee deposits received	7.660	8.932
Payable to credit institutions	21.225	328.086
Lease payments payable	6.645	2.450
Trade accounts payable	666.439	365.883
Payable to multigroup and associated companies	31.349	42.256
Other nontrade payables	41.882	42.348
Accrual accounts	28.670	33.449
Total current liabilities	803.870	823.404
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2.821.281	1.455.235

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as of December 31, 2003.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

2003 AND 2002 CONSOLIDATED STATEMENTS OF OPERATIONS (*)

(Thousands of Euros)

DEBIT	2003	2002	CREDIT	2003	2002
EXPENSES:			REVENUES:		
Procurements	691.641	509.554	Net sales	1.169.225	975.811
Personnel expenses-			Other operating revenues	4.705	5.969
Wages and salaries	78.651	79.193			
Employee welfare expenses	24.960	23.758			
Depreciation and amortization expense	256.561	140.248			
Other operating expenses	290.919	228.242			
Operating income	-	785	**Operating loss**	168.802	-
Financial expenses	61.719	25.647	Income from short-term investments	9.010	1.964
Exchange losses	28.016	15.630	Exchange gains	12.402	7.541
			Financial loss	68.323	31.772
Share in losses of companies accounted for by the equity method	33.240	33.953	Share in income of companies accounted for by the equity method	1.920	1.750
Amortization of goodwill	1.456	1.690			
			Loss on ordinary activities	269.901	64.880
Extraordinary expenses	301.777	58.172	Extraordinary revenues	70.581	6.172
Extraordinary income	-	-	**Extraordinary loss**	231.196	52.000
			Consolidated loss before taxes	501.097	116.880
Corporate income tax	(166.998)	(60.634)			
			Consolidated loss for the year	334.099	56.246
Loss attributed to minority interests	(4.469)	(2.006)			
Income attributed to the Parent Company	-	-	**Loss attributed to the Parent Company**	329.630	54.240

The accompanying Notes 1 to 23 are an integral part of the consolidated statement of operations for 2003.

(*) (See Note 2). The management report includes the consolidated operating statement of operations as of December 31, 2003, identifying the restructuring costs incurred in the year.

Translation of consolidated financial statements originally issued in Spanish and prepare in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES

NOTES TO 2003 CONSOLIDATED FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE GROUP

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the Public Television Service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a license for the indirect management of the Public Television Service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A. by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the license on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2000, this concession was renewed for a period of ten years.

In January 1997 CanalSatélite Digital, S.L. commenced its activity as an operator of multichannel satellite digital television. Its programming comprised several in-house production thematic channels and various externally produced channels.

Also, as described in Note 2, in 2003 DTS Distribuidora de Televisión Digital, S.A. was included in the Sogecable Group. This company, together with CanalSatélite Digital, S.L., distributes the "Digital+" pay television program offering.

The Sogecable Group produces or co-produces several thematic channels for distribution and sale by satellite and through cable TV networks.

In addition to its pay television activities, the Group engages in film production and distribution by managing movie theater, video and television and screening room film rights. Since 2000 the Group has also produced and managed the Internet portal Plus.es.

In view of the business activities carried on by the Group companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the consolidated Group's net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

(2) PROCESS OF INTEGRATION OF SOGECABLE AND VÍA DIGITAL.

2003 saw the implementation of the agreements reached on May 8, 2002 by Sogecable S.A. and Telefónica, S.A., through its media subsidiary Grupo Admira Media, S.A., for the integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) into the Sogecable Group. On November 29, 2002, the Council of Ministers authorized this business combination, subject to the fulfillment of 34 conditions by Sogecable, S.A. and Telefónica, S.A.

On January 29, 2003, Telefónica de Contenidos, S.A.U., Telefónica, S.A. and Sogecable, S.A. signed an agreement to continue with the process of merging Sogecable and Vía Digital that commenced in 2002. This agreement respected the share exchange ratio initially established, whereby Sogecable, S.A. would increase capital through the issuance of 28,981,121 new shares, which would constitute 23% of the resulting capital amount, to be subscribed by the then shareholders of Vía Digital.

This agreement takes into account the possibility, initially excluded, of Telefónica's final holding in the capital stock of Sogecable, S.A. exceeding that of the Company's reference shareholders up until that moment, i.e. Promotora de Informaciones S.A. (PRISA) and Groupe Canal+ which, after the dilution resulting from the capital increase and, in the event of all the shares of capital stock being exchanged, would each be left with 16.38% of the resulting capital stock. If this were the case, Telefónica would waive its voting rights on the shares in excess of this percentage.

The agreement reflects the Telefónica Group's desire to remain as a shareholder of Sogecable, S.A. for a minimum of three years following the share exchange. Telefónica will therefore also be represented on the Board of Directors of Sogecable, S.A. in the same proportion as that of the controlling shareholders PRISA and Groupe Canal+.

The agreements reached also stipulated that Sogecable, S.A. would acquire, for one euro, the percentage of ownership formerly held by Telefónica, through its media subsidiaries, in Audiovisual Sport, S.L., so that, on completion of the process, Sogecable, S.A. would own 80% of this company's capital.

Following the agreement entered into on January 29, 2003, the Shareholders' Meeting of Sogecable, S.A. held on May 13, 2003, resolved, on the terms envisaged, to increase capital through the issuance of 28,981,121 new shares, with the exclusion of the preferential subscription rights of the then shareholders of Sogecable, S.A., since these shares were issued specifically for the shareholders of DTS Distribuidora de Televisión Digital, S.A.; the consideration for the issuance was the nonmonetary contribution of the shares of Vía Digital (see Notes 3 and 11).

Following verification of the related prospectus by the Spanish National Securities Market Commission (CNMV) on July 1, 2003, the capital increase was carried out on July 2, 2003, with an issue price of €15.51 per share, and was subscribed to by all the shareholders of DTS Distribuidora de Televisión Digital, S.A., disregarding the shares of treasury stock (see Notes 3 and 11).

On July 16, 2003, Sogecable, S.A., through its subsidiary Gestión de Derechos Audiovisuales y Deportivos, S.A., acquired, for one euro, a 40% holding in the capital of Audiovisual Sport, S.L., which through that date had been owned by Gestora de Medios Audiovisuales Fútbol, S.L., a Telefónica Group company. As a result of this acquisition, Sogecable, S.A. indirectly owns 80% of this company (see Note 3).

On July 21, 2003, following the integration of DTS Distribuidora de Televisión Digital, S.A. into the SOGECABLE Group, the programming of the new unified *DIGITAL+* platform, distributed through this company and CanalSatélite Digital, S.L., was launched, and the operational restructuring and integration of the two companies commenced in 2003.

Consequently, since then, the Sogecable Group has been implementing a series of measures in order to streamline its operating cost structure, which have given rise to cost overruns and nonrecurring and extraordinary expenses that will cease to be incurred once the Group's restructuring process is complete. Noteworthy among these measures and the related restructuring costs are: (i) the reduction of programming costs, through (a) the elimination of duplicated sports channels and events, (b) the cancellation of programs to reduce excesses of certain contents, (c) the absorption of movie rights commitments in certain programming genres; (ii) the reduction of the costs incurred in the integration of the technical and satellite signal transmission systems and of those duplicated prior to integration; and (iii) the reduction of overheads.

The accompanying 2003 consolidated statement of operations includes costs amounting to approximately €266,313,000 arising from the aforementioned operational restructuring, of which approximately €83,019,000, relating to the cost of audiovisual rights, broadcasting expenses and other overheads, were recorded as operating expenses, while the remaining amount, approximately €183,294,000, relating to indemnity payments for the termination of audiovisual content agreements, severance payments and other costs, were recorded as extraordinary expenses (see Note 17).

The Management Report forming part of these consolidated financial statements includes the 2003 consolidated operating statement of operations which, for information purposes, groups together all nonrecurring restructuring cost items under a single caption.

In addition to the expenses referred to above, the "Extraordinary Expenses" caption in the accompanying 2003 consolidated statement of operations includes other nonrecurring expenses which, although likewise related to the integration process described in this Note, are different to those described in the preceding paragraphs. These expenses relate mainly to write-downs and write-offs amounting to approximately €31,305,000 of assets of DTS Distribuidora de Televisión Digital, S.A. that will be unusable in the future (see Notes 6,7,8 and 17).

Also, in relation to the integration process, the Group unified certain accounting methods with those of DTS Distribuidora de Televisión Digital, S.A., the most significant of which is detailed in Note 5-b.

To participate in funding the integration operation, PRISA, Groupe Canal+ and Telefónica contributed €50 million each to a €150 million participating loan, which will mature in 10 years and bears 11% annual interest. This loan is deemed to be equity under the Spanish Corporations Law and may not be converted into capital (see Note 13).

In addition, Sogecable, S.A. subscribed, together with its shareholders, a subordinated loan of €175 million to reinforce the Company's financial structure. As of December 31, 2003, Telefónica de Contenidos, S.A.U. had subscribed €172.5 million of this subordinated loan. The loan, which matures in nine years, generates 10.28% annual interest and includes in its remuneration the issuance of *warrants* representing 1% of the Company's capital stock (see Note 13).

In August 2003, Sogecable, S.A. entered into an agreement with a group of financial institutions for a €1,350 million loan and syndicated credit facility that matures in December 2010. This transaction comprises a €1,250 million long-term loan and a €100 million credit facility drawable over the term of the loan (see Note 15).

The aforementioned bank funding, together with the funds contributed by the shareholders, have enabled the Sogecable Group to restructure its financial situation, to perform the required operational restructuring - a process which was ongoing at the closing date of these financial statements-, and to guarantee the Group's future development.

In the framework of this integration process, Sogecable Group management prepared a long-term business plan, which considered, inter alia, matters relating to the Group's future strategy, compliance with the conditions for the integration established by the Council of Ministers, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Sogecable Group in the pay television market in Spain.

As a result of this transaction, Sogecable, S.A. owns all the shares of DTS Distribuidora de Televisión Digital, S.A. and of two of its subsidiaries, Vía Interactiva, S.L. and Vía Atención Comunicación, S.L. The three companies were fully consolidated in the SOGECABLE Group from July 2003.

- On July 16, 2003, as indicated in Note 2, the SOGECABLE Group acquired 40% of the capital of Audiovisual Sport, S.L., following the agreement reached with the Telefónica Group company, Gestora de Medios Audiovisuales Fútbol, S.L.

  Since the SOGECABLE Group already owned a 40% stake in this company, its total holding in Audiovisual Sport, S.L. currently amounts to 80% of its capital. Consequently, for the purposes of these consolidated financial statements, this company was accounted for by the equity method through June 30, and was fully consolidated from July 2003.

  As of December 31, 2003, the consolidated Group recorded approximately €8,925,000 under the "Extraordinary Expenses" caption in the accompanying consolidated statement of operations relating to the difference between the underlying book value and the book value of the 40% stake in Audiovisual Sport, S.L. acquired in the year.

- On July 10, 2003, Sogecable, S.A. acquired, for approximately €47,962,000, 45% of the capital stock of Sogepaq, S.A. from StudioCanal, S.A., a Groupe Canal+ subsidiary, thereby exercising the purchase option included in the June 2001 agreement under which StudioCanal, S.A. acquired this holding in Sogepaq, S.A. from Sogecable. As a result of this acquisition, Sogecable, S.A. regained a 100% ownership interest in this company. As of December 31, 2003, in view of the time elapsed and in accordance with the principle of utmost prudence, Sogecable, S.A. adjusted the value of the cost of its holding to the book value of this company's shareholders' equity, and recorded approximately €41,647,000 relating to the difference between the two amounts under the "Extraordinary Expenses" caption in the accompanying consolidated statement of operations.

- On June 30, 2003, the Sogecable Group and Discovery Spanish Ventures, S.L. reached an agreement whereby the latter acquired all the shares of Canal Estilo, S.L. owned through that date by the Sogecable Group. As a consequence of this sale, this company, which had previously been fully consolidated, no longer forms part of the consolidated Group in these consolidated financial statements. The gain on this sale is recorded under the "Extraordinary Revenues" caption in the accompanying consolidated statement of operations for the year ended December 31, 2003.

- In November 2003 the SOGECABLE Group acquired from Telefónica de Contenidos, S.A.U., for one euro, 99.9% of Euroleague Marketing, S.L. This company was accounted for by the equity method in the consolidated Group's financial statements (see Note 4-b).

- In December 2003 the SOGECABLE Group sold to Real Madrid Club de Fútbol its 50% holding in Real Madrid Multimedia, S.L. The loss on this transaction, amounting to approximately €6,124,000, was recorded under the "Extraordinary Expenses" caption in the accompanying 2003 consolidated statement of operations. As a result of this sale, this company no longer formed part of the consolidated Group as of December 31, 2003.

The wholly-owned subsidiaries of Sociedad General de Cine, S.A., namely Sociedad General de Televisión, S.A. and Iberoamericana de Derechos Audiovisuales, S.A., and Cinepaq, S.A., were dissolved without liquidation on January 2, 1997, and February 7, 1997, respectively. The assets and liabilities of all three companies were transferred to Sociedad General de Cine, S.A. The 1997 and 1996 financial statements of Sociedad General de Cine, S.A. contained the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

Also, in 1998 the Shareholders' Meetings of Sogepaq Internacional, S.A. and Sogepaq Distribución, S.A. resolved to dissolve these companies without liquidation, with assignment of all their assets and liabilities to their sole shareholders, Sogepaq, S.A. and Sogecable, S.A., respectively. The 1998 and 1997 financial statements of Sogecable, S.A. and Sogepaq, S.A. contained the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

(4) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) *True and fair view-*

The accompanying consolidated financial statements, which were prepared from the companies' individual accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Consolidated Group.

The 2003 consolidated financial statements and the 2003 individual financial statements of the consolidated companies, prepared by each company's directors, will be submitted for approval by the respective Shareholders' or Partners' Meetings, and it is considered that they will be approved without any changes. The 2002 financial statements were approved by the respective Shareholders' or Partners' Meetings by the legally stipulated deadline.

b) Consolidation principles-

The companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and over whose management it exercises effective control were fully consolidated. The equity method was used to account for the companies in which the Parent Company has an ownership interest of between 20% and 50% and for those over which it does not exercise effective control.

On an exceptional basis, in 2003 Euroleague Marketing, S.L., a 99.9%-owned investee of Sogecable, S.A. as of December 31, 2003, was accounted for by the equity method since, at the closing date of these consolidated financial statements, the Group had agreements for the sale of a holding to third parties. The impact of the full consolidation of this company with respect to the method chosen is not material.

In the case of companies whose methods differ from those of the Parent Company, the required unification measures were implemented to ensure the application of uniform methods.

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the net worth and results of the fully consolidated companies is presented under the "Minority Interests" and "Loss Attributed to Minority Interests" captions in the accompanying consolidated balance sheets and consolidated statements of operations, respectively.

When the shareholders' equity of the subsidiaries in which the minority shareholders have an ownership interest is negative, the Group assumes all such negative equity.

c) Comparative information-

In order to facilitate comparison of the consolidated balance sheets as of December 31, 2003 and 2002, certain capitalized net expenses for attracting subscribers and other capitalized pluriannual expenses incurred in the installation of communal reception equipment, which had been included in the "Deferred Charges" and "Accrual Accounts" captions on the asset side of the balance sheet in the 2002 consolidated financial statements, were reclassified to the "Start-up Expenses" caption in the consolidated balance sheet as of December 31, 2002, included in these consolidated financial statements, and are recorded under this caption in 2003.

Also, to ensure the comparability of the 2003 and 2002 consolidated statements of operations, the accrual expenses relating to these assets, which in 2002 had been included under the "Other Operating Expenses" caption in the consolidated statement of operations, were reclassified to the "Depreciation and Amortization Expense" caption, under which these expenses are recorded in the 2003 consolidated statement of operations. (See Note 5-b).

The reclassifications performed, which do not affect earnings for the year or shareholders' equity, are summarized as follows:

	Thousands of Euros		
	Approved 2002 Consolidated Financial Statements	Reclassification	Accompanying 2002 Consolidated Financial Statements
Start-up expenses	26,267	129,605	155,872
Deferred charges	117,852	(107,779)	10,073
Accrual accounts	50,609	(21,826)	28,783
Depreciation and amortization expense	121,998	18,250	140,248
Other operating expenses	246,492	(18,250)	228,242

(5) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying consolidated financial statements for 2003 were as follows:

a) *Consolidation goodwill-*

The consolidation goodwill represents the positive difference at the date of first-time consolidation between the book value of the Parent Company's holdings in the capital of the subsidiaries and the value of the proportion of the subsidiaries' equity attributable to such holdings, net, where appropriate, of asset revaluations or liability reductions.

The accompanying consolidated balance sheet as of December 31, 2003, includes the goodwill arising from Sogecable, S.A.'s holding in Servicios Técnicos de Sogecable, S.L.

Goodwill is amortized on a straight-line basis over five years, since this is the period in which it is considered that the companies acquired will contribute to the obtainment of income by the Group.

b) *Start-up expenses-*

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

The incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration costs and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and certain direct costs incurred in attracting subscribers in the launch phase and other costs incurred in the launch of products and services.

As a consequence of the integration of DTS Distribuidora de Televisión Digital, S.A. into the Sogecable Group (see Note 2), of the need to implement uniform accounting methods for Group companies engaging in a similar activity, of the changes in competition and in the market, of the evolution of the average subscription period, and after conducting a study on the adaptation of the accounting methods and standards applied by the Group to the new International Accounting Standards (IAS) in order to avoid method changes in the future, the Group reclassified to the "Start-up Expenses" caption in the accompanying consolidated balance sheet certain pluriannaul expenses which as of December 31, 2002, were included under the "Deferred Charges" and "Accrual Accounts" captions on the asset side of the consolidated balance sheet, and adapted the methods by which these expenses are allocated to the statement of operations for the year based on the findings of these analyses. The main expenses reclassified to this caption in the balance sheet in 2003 are as follows:

- *Pluriannual expenses incurred in the installation of communal reception equipment.* These expenses, which through December 31, 2002 were recorded under the "Deferred Charges" and "Accrual Accounts" captions on the asset side of the balance sheet and were being allocated to income on a straight-line basis over ten years, were amortized in 2003 considering a useful life of seven years.

- *The direct costs incurred to attract new subscribers after deducting the related revenues arising from the connection processes.* These net costs, which through December 31, 2002 were recorded under the "Deferred Charges" and "Accrual Accounts" captions on the asset side of the balance sheet and were being accrued in the statement of operations on a straight-line basis over seven years, were amortized in 2003 considering the same useful life of seven years, the estimated average subscription period. In addition, the Company amortized in full the unamortized capitalized costs of the subscriptions that had been cancelled as of December 31, 2003.

  The effect of these changes on consolidated earnings in 2003 was to increase the depreciation and amortization expense by approximately €38,097,000.

This caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable evolution of the number of subscribers to these channels over the subscription term.

c) *Intangible assets-*

Intangible assets comprise the following items:

- The "Intellectual Property" account reflects the amounts paid for the acquisition of the right to use certain trademarks or for the registration thereof.

- The "Computer Software" account includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties.

  These two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed or from the date on which it is acquired.

- "Rights on Leased Assets" are recorded, when there are no reasonable doubts as to whether the purchase option will be exercised, as intangible assets at the cash value of the related assets, and the total debt for lease payments plus the amount of the purchase option is recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method.

Leased assets consist basically of digital transmodulators, plant, technical machinery, office furniture and computer hardware, and are amortized by the straight-line method over the years of estimated useful life of the assets, which are the same as those applied for similar tangible fixed assets owned by the Group (see following section). When the purchase option is exercised, the value of the rights recorded and their related accumulated amortization are transferred to the "Start-up Expenses" or "Tangible Fixed Assets" captions, and form part of the acquired asset.

- The "Other Rights on Leased Assets" caption includes leased items that are recorded by the same methods as those used for rights on leased assets when there are no reasonable doubts as to whether the purchase option will be exercised, or, if there is no purchase option, when the agreed-upon conditions advocate the economic rationality of the maintenance of the lease, or when the special characteristics of the leased assets mean that their usefulness is restricted to the lessee. The assets under these agreements relate to digital signal decoders that enable subscribers to view the signal correctly. These decoders are depreciated on a straight-line basis over seven years.

- "Audiovisual Rights", which include:

  * *Advances for audiovisual productions-* The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions. The Group starts to amortize these amounts from the date of commercial release of the related production, based on the projected revenues to be obtained therefrom.

  * *Audiovisual productions-* The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in the acquisition, where appropriate, of certain rights to screen these productions by Sociedad General de Cine, S.A. These assets are amortized on the basis of projected revenues.

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions. From January 1, 2000, the residual value of film productions released since November 1997 was calculated as the lower of the present value of the future revenues in the second commercial cycle (ten years) or 15% of the cost of the film.

* *Screening rights and negatives-* The negatives relate to the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized by the declining-balance method over the term of the rights (ten years in the case of negatives).

* *Other rights-* These relate basically to the advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A., CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights of sports clubs and corporations, and to the amounts paid by CanalSatélite Digital, S.L. to acquire the television and audiovisual rights to broadcast the Spanish First and Second Division Soccer League Championships and the "Copa de S.M. el Rey" (except for the final) under the pay-per-view system through the 2008/2009 season (the initial term of these rights, which concluded at the end of the 2002/2003 season, was extended through the agreement dated June 17, 1999). These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement. These amounts are amortized over the term of the related agreement.

  The "Other Rights" caption also includes the costs of the audiovisual and television rights relating to the Spanish Soccer League Championships in the 1996/1997 and 1997/1998 seasons, borne by Audiovisual Sport, S.L., which as of June 30, 2003, had a net book value of €175,718,000, the amount at which they were included in the Group's consolidated balance sheet. These costs are being amortized over a total period of eight years, on the basis of current and future revenues, through the end of the 2005/2006 season.

  Also, this caption in the accompanying consolidated balance sheet as of December 31, 2003, includes the cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exercised and the cost of the options to exercise these rights in the future). These rights are amortized on the basis of the revenues obtained therefrom, over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been made not to exercise these options.

This caption in the accompanying consolidated balance sheet also includes the advances paid to suppliers of audiovisual rights, which will be recovered at long term.

d) Tangible fixed assets-

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Structures	50-30
Machinery, fixtures and tools	5-10
Analog decoders	10
Analog keys and adapters	7
Digital decoders	7
Digital access cards	5
Computer hardware	4-5
Furniture	10
Other tangible fixed assets	4-5

The Group also records allowances for the net book value of the decoders, cards, keys and adapters that are not in a fit state to be used by it.

e) Long-term investments-

Investments in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to or accounts receivable from investees or third parties are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Loans" caption includes the tax assets and prepaid taxes arising from the losses incurred by certain companies in recent years, amounting to approximately €1,311,665,000, which the companies or the Group will offset against the income earned by them in future years (see Notes 2 and 9).

f) Parent Company shares-

Treasury stock is valued at cost, comprising the total amount paid for acquisition plus the related expenses. Any valuation adjustments that arise if the market value is lower than acquisition cost are expensed currently.

Additionally, although the shares of treasury stock were not acquired in order to be subsequently retired (see Note 20), if the underlying book value of these shares is lower than their acquisition cost and market value, the Company values them at their underlying book value, in accordance with the ruling published in Issue 48 (December 2001) of the Official Gazette of the Spanish Accounting an Audit Institute (B.O.I.C.A.C.). Consequently, the Company records a provision against the reserve recorded for treasury stock.

g) Deferred charges-

This caption in the consolidated balance sheet as of December 31, 2003, includes the arrangement costs for the loan and syndicated credit facility entered into in the year and described in Note 15, which will be allocated to the statement of operations at long term, on a straight-line basis over the term of the facility.

This caption in the consolidated balance sheet also includes the advances paid for certain broadcasting contracts, which are allocated to the statement of operations on a straight-line basis over the term of the contracts.

The amounts relating to these items, which will be allocated to the 2004 statement of operations by these same methods, are recorded under the "Accrual Accounts" caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2003.

h) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing per the Company's audience surveys. The percentages allocated for each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis over the various showings.

4. Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recorded as amortization when they are broadcast.

Also, the Group records the expense relating to the cost of inventories whose broadcasting rights have expired.

i) Deferred revenues-

This caption in the accompanying balance sheet includes the revenues relating to agreements reached with operators entitling the Group, over various periods, to exploit the audiovisual rights for the Spanish Soccer League Championship and the "Copa de S.M. el Rey" under the pay-per-view system. These revenues are taken to income on a straight-line basis over the period for which access has been granted to the audiovisual rights.

The revenues from services to be performed over various periods and paid in advance by third parties as of December 31, 2003, which are also included under this caption, are allocated to income when they are earned.

The amounts relating to these agreements and to the services to be provided over various periods, which, in accordance with these methods, will be allocated to the 2004 statement of operations, are recorded under the "Accrual Accounts" caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2003.

Also, the Employment and Technological Development Department of the Andalucía Autonomous Community Government has granted the Group company Centro de Asistencia Telefónica, S.A. a subsidy of €1,724,629 to assist it with the investment it is making in the Andalucía Technological Park in Málaga. At the date of these consolidated financial statements, 75%, i.e. approximately €1,293,000, had been collected and is recorded under the "Deferred Revenues" caption in the accompanying consolidated balance sheet as of December 31, 2003.

This subsidy will be allocated to income based on the depreciation taken on the subsidized tangible fixed assets.

j) *Guarantee deposits received-*

The guarantee deposits for analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

k) *Classification of debt-*

Debts maturing in under 12 months from year-end are classified by the Companies as current liabilities and those maturing at over 12 months as long-term debt.

l) *Corporate income tax*

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Parent Company of the tax group which, as of December 31, 2002, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., Sogecable Fútbol, S.L., Cable Antena, S.A., Servicios Técnicos de Sogecable, S.L., Plataforma Logística de Usuarios de Sogecable, S.L. and CanalSatélite Digital, S.L.

Corporate income tax is calculated on the basis of book income or loss determined by application of generally accepted accounting principles, which does not necessarily coincide with the tax base.

The corporate income tax expense or revenue is obtained by adding to the tax bases of the consolidated tax group of which Sogecable, S.A. is the Parent Company the tax bases of the fully consolidated companies that do not form part of the consolidated tax group. Audiovisual Sport, S.L., a fully consolidated company, does not record corporate income tax revenues for tax losses incurred.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax assets earned are calculated by considering the provisions to the investment valuation allowance for the companies not included in the consolidated tax group as permanent differences, since they do not have any tax effect in subsequent years.

As of December 31, 2003, the consolidated Group recorded a corporate income tax revenue of €236,266,000 relating to the tax losses and tax credits for the year that are expected to be recovered through the income obtained in future years.

This total amount includes a balance of approximately €6,524,000 relating to the tax credits provided for by Law 24/2001 on the taxation of extraordinary income, which arose in connection with certain extraordinary revenues on which the Group companies paid tax in 2003. The directors consider that the reinvestment requirements established to qualify for the tax credits recorded have been met.

Also, the "Corporate Income Tax" caption in the accompanying consolidated statement of operations includes a provision amounting to approximately €69,268,000 to recognize early the corporate income tax expense and thus reduce the future tax burden.

m) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated at the rate ruling as of that date. Any exchange losses disclosed are recorded in the statement of operations for the year. Exchange gains are not recognized as revenues until they are realized.

n) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

o) Working capital-

As a result of the nature of the business activities of the Parent Company and of its subsidiaries, of the investments made and the restructuring expenses incurred in the year ended December 31, 2003, current liabilities exceeded current assets. In order to properly interpret the evolution of the Company's working capital, it must be taken into account that as of December 31, 2003, the balance of the "Accrual Accounts" caption on the liability side of the accompanying balance sheet was €28,670,000, and that this amount does not relate to accounts payable at short term, but rather to deferred revenues which will be allocated to income in 2004.

Also, the directors consider that, in view of the revenues that will be generated in the future by the Parent Company and by its subsidiaries and the amounts of financing currently available, sufficient funds will be obtained to settle the Group's debts at the related due dates (see Note 2).

(6) START-UP EXPENSES

The transactions recorded in 2003 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/02	**150,132**	**5,740**	**155,872**
Inclusions in the scope of consolidation	60,854	12,126	72,980
Additions	34,306	256	34,562
Retirements	(1,978)	-	(1,978)
Transfers of fixed assets	6,875	-	6,875
Amortization	(77,234)	(4,544)	(81,778)
Balance at 12/31/03	**172,955**	**13,578**	**186,533**

The additions to the "Preopening Expenses" account due to inclusions in the scope of consolidation relate mainly to the net book value as of June 30, 2003, of the expenses capitalized by DTS Distribuidora de Televisión Digital, S.A. in the processes of attracting subscribers and the installation of individual and communal television signal reception equipment. The additions to the "Capital Increase Expenses" account due to inclusions in the scope of consolidation relate mainly to the same company.

The additions in 2003 to the "Preopening Expenses" account relate mainly to the costs incurred by the Group in attracting new subscribers, net of the related revenues arising from the connection processes, and to the pluriannual expenses incurred in the installation of individual and communal reception equipment.

(7) INTANGIBLE ASSETS

The transactions recorded in 2003 in the various intangible asset accounts and the related accumulated amortization and allowances are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Inclusions in Scope	Additions	Retirements	Transfers	Balance at 12/31/03
Cost-						
Intellectual property	2,049	269	78	(24)	-	2,372
Computer software	49,909	42,085	3,653	(42,092)	293	53,848
Rights on leased assets	11,012	32,323	350	-	(18,005)	25,680
Other rights on leased assets	-	235,506	-	-	(6,967)	228,539
Audiovisual and sports rights	461,340	347,313	25,561	(190,612)	-	643,602
Other intangible assets	317	10,396	110	(1,069)	(101)	9,653
Total cost	**524,627**	**667,892**	**29,752**	**(233,797)**	**(24,780)**	**963,694**
Accumulated amortization -						
Intellectual property	1,722	167	137	(14)	-	2,012
Computer software	30,281	22,162	10,670	(25,871)	-	37,242
Rights on leased assets	694	16,166	4,175	-	(11,450)	9,585
Other rights on leased assets	-	158,051	11,564	-	(16,325)	153,290
Audiovisual and sports rights	246,648	4,882	64,365	(5,825)	-	310,070
Other intangible assets	226	5,326	869	-	-	6,421
Total accumulated amortization	**279,571**	**206,754**	**91,780**	**(31,710)**	**(27,775)**	**518,620**
Allowances	**476**	**92,009**	**-**	**(64,785)**	**-**	**27,700**

The additions due to inclusions in the scope of consolidation relate to the cost and accumulated amortization of the intangible assets contributed to the consolidated balance sheet by DTS Distribuidora de Televisión Digital, S.A. and Audiovisual Sport, S.L.

The additions to the "Audiovisual and Sports Rights" caption in 2003 relate mainly to the investments totaling approximately €13,845,000 made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film productions and the audiovisual rights for their distribution.

The retirements from the "Audiovisual Rights" caption in 2003 include a cost of €162,068,000 relating to the acquisition cost of the rights for the 2006 Soccer World Cup in Germany, owned by DTS Distribuidora de Televisión Digital, S.A., for which a partial provision amounting to approximately €62,068,000 had been recorded as of June 30, 2003, and which were sold in 2003 for their net book value to Telefónica de Contenidos, S.A.U., as stipulated in the agreements to integrate DTS Distribuidora de Televisión Digital, S.A. into the Sogecable Group.

In addition, this caption includes the cost relating to options for the exploitation in future periods of certain audiovisual rights owned by Sogecable, S.A. The company chose not to exercise these options, whose exercise period expired in 2003. The retirement of these assets, amounting to approximately €10,517,000, was recorded under the "Extraordinary Expenses" caption in the accompanying 2003 statement of operations.

As a result of the integration of DTS Distribuidora de Televisión Digital, S.A. into the Group, in 2003 the net book value of this company's computer software that had fallen into disuse since the date of integration was retired, giving rise to a loss of approximately €16,151,000, which was recorded under the "Extraordinary Expenses" caption in the accompanying 2003 statement of operations.

The transfers from the "Rights on Leased Assets" and "Other Rights on Leased Assets" accounts relate mainly to expired contracts whose assets were transferred to the "Start-up Expenses" and "Tangible Fixed Assets" captions.

As of December 31, 2003, the most relevant information on the Group's contracts for the acquisition of rights on leased assets was as follows:

Thousands of Euros					
Cost	Purchase Option	Contract Term (Months)	Period Elapsed (Months)	Lease Payments Paid	Lease Payments Outstanding
181	3	60	18	62	141
93	3	36	18	50	52
7,111	134	60	18	1,868	5,564
1,178	22	60	18	311	948
21	-	60	16	5	18
202	4	60	16	46	166
23	1	60	15	5	19
1,896	35	60	15	524	1,609
103	2	60	15	6	87
344	6	60	12	75	308
5,345	298	60	53	5,499	890
2,842	163	60	45	2,585	817
3,001	3	63	41	2,269	1,239
2,617	49	60	25	1,212	1,736
25,680	723			14,517	13,594

Also, as of December 31, 2003, the Group had entered into several lease agreements with various financial institutions, all of which have a five-year term, except for two, whose payments are being made on a quarterly basis over four years. The overall information on these agreements as of that date is as follows:

Thousands of Euros				
Cost	Contract Term (Months)	Period Elapsed (Months)	Lease Payments Paid	Lease Payments Outstanding
228,539	48-60	Between 30-60	265,915	1,388

The detail of the net balance of the "Audiovisual and Sports Rights" caption as of December 31, 2003, is as follows:

	Thousands of Euros
	Net Book Value
Audiovisual productions and rights for the distribution of audiovisual productions	93,558
Exclusivity rights	24,992
League Championship and Knockout Cup rights (Note 5-c)	151,135
Publicity rights and options and other	63,847
	333,532

The "Publicity Rights and Options and Other" include approximately €36,385,000 relating to the net book value of the acquisition cost in 2001 of the right to commercially exploit 10% of all the rights of Real Madrid Club de Fútbol, including publicity rights of the club and its players and merchandising rights through June 2013.

(8) TANGIBLE FIXED ASSETS

The transactions recorded in 2003 in the various tangible fixed asset accounts and the related accumulated depreciation and allowances are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Inclusions in the Scope of Consolidation	Additions	Retirements	Transfers	Balance at 12/31/03
Cost-						
Land and structures	42,806	191	1,051	(4)	1,888	45,932
Machinery, fixtures and tools	45,290	5,970	10,263	(10,684)	-	50,839
Decoders, cards, keys and adapters	505,874	151,426	8,329	(5)	6,967	672,591
Computer hardware	21,954	5,995	4,003	(4,793)	-	27,159
Other tangible fixed assets	4,983	3,411	637	(246)	(2,181)	6,604
Total cost	**620,907**	**166,993**	**24,283**	**(15,732)**	**6,674**	**803,125**
Accumulated depreciation-						
Structures	212	32	726	-	-	970
Machinery, fixtures and tools	6,098	3,581	9,300	(5,446)	-	13,535
Decoders, keys and adapters	330,698	31,071	69,022	-	16,646	447,435
Computer hardware	14,672	4,270	3,266	(3,814)	-	18,395
Other tangible fixed assets	737	1,628	689	(65)	-	2,988
Total accumulated depreciation	**352,417**	**40,582**	**83,003**	**(9,325)**	**16,646**	**483,323**
Allowances	**15,882**	**11,791**	**8,972**	**-**	**-**	**36,645**

The additions to the "Machinery, Fixtures and Tools" caption in 2003 relate to the investments made in fixtures, machinery and technical equipment required to provide television services at the building located in Tres Cantos (Madrid), which is the headquarters of most of the Sogecable Group companies.

The additions to the cost of the decoders, keys and adapters in 2003, relate mainly to the purchases of digital decoders by Canal Satélite Digital, S.L.

The retirements in the year from the "Machinery, Fixtures and Tools" and "Computer Hardware" captions relate to the retirement of the net book value of the assets that had fallen into disuse, a portion of which had been depreciated in full.

The transfers to the cost and accumulated depreciation accounts of decoders and cards relate to financial lease agreements of DTS Distribuidora de Televisión Digital, S.A., which had been recorded mainly under the "Intangible Assets - Other Rights on Leased Assets" caption in the balance sheet.

The transfers to the "Land and Structures" account relate to the investment made in the property built by the Group in Málaga, which had been recorded under the "Construction in Progress" caption as of December 31, 2002; this building houses the new work center of the Group company Centro de Asistencia Telefónica, S.A., which entered into service in 2003.

As of December 31, 2003, the Group had adequately insured its tangible fixed assets.

(9) LONG-TERM INVESTMENTS

The transactions recorded in 2003 in the various long-term investment and the related allowances accounts are summarized as follows:

	Thousands of Euros				
	Balance at 12/31/02	Inclusions in the Scope of Consolidation	Additions	Retirements or Transfers	Balance at 12/31/03
Investments accounted for by the equity method	48,081	-	7,355	(13,814)	41,622
Other investments	51,511	-	254	(51,639)	126
Long-term receivables from multigroup companies	17,376	-	3,606	(15,860)	5,122
Other long-term receivables	-	941	8,363	3,060	12,364
Other long-term loans	313,167	739,199	261,798	(2,499)	1,311,665
Guarantees and deposits	595	2,545	67	(344)	2,863
Allowances	(93,568)	-	(70,520)	44,827	(119,261)
	337,162	**742,685**	**210,923**	**(36,269)**	**1,254,501**

a) Investments accounted for by the equity method-

The detail of the "Investments Accounted for by the Equity Method" caption as of December 31, 2003, is as follows:

	Thousands of Euros	%
Warner Lusomundo Sogecable Cines de España, S.A.	6,942	33.33
Compañía Independiente de Noticias de Televisión, S.L.	-	50.00
Sogecable Música, S.L.	875	50.00
Canal+ Investments, Inc.	29,904	60.00
Fox Kids España, S.L.	1,551	50.00
Canal Club de Distribución de Ocio y Cultura, S.A.	1,133	25.00
StudioCanal Spain, S.L.	1,217	49.00
Euroleague Marketing, S.L.	-	99.00
	41,622	

The additions to the "Investments Accounted for by the Equity Method" caption relate mainly to the net investments made in the year in Canal+ Investments, Inc. Also, the retirements recorded under this caption were due mainly to the change in consolidation method as a result of the increase in the Group's holding in Audiovisual Sport, S.L. (see Note 3).

In addition, as of December 31, 2003, the Group had ownership interests in Compañía Independiente de Noticias de Televisión, S.L. and Euroleague Marketing, S.L. The negative net value of these holdings accounted for by the equity method, amounting to €2,769,000 and €1,037,000, respectively, is included under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet as of that date.

b) Other investments-

The retirements in 2003 from the "Other Investments" caption relate mainly to the sale of Sogecable, S.A.'s 3.19% holding in the capital stock of Canal+ Technologies to Thomson Multimedia for €10,000,000. Since as of December 31, 2002, the Group had recorded, in accordance with the accounting principle of prudence, an extraordinary allowance of approximately €41,460,000 for the decline in value of this holding to adjust its value to market value, the Company retired the cost of its holding in this company and used the related allowance, recording the gain on the transaction under the "Extraordinary Revenues" caption in the accompanying 2003 statement of operations.

c) Long-term receivables from multigroup companies-

The balance of the "Long-Term Receivables from Multigroup Companies" caption as of December 31, 2003, includes various long-term loans to associated companies, the detail being as follows:

	Thousands of Euros
Compañía Independiente de Noticias de Televisión, S.L.	4,791
Sogecable Música, S.L.	331
	5,122

As of December 31, 2003, Sogecable, S.A. had granted to Compañía Independiente de Noticias de Televisión, S.L. a participating loan of approximately €4,791,000, which earns interest at market rates.

As of December 31, 2002, the balance of this caption in the accompanying consolidated balance sheet included a long-term account receivable from Real Madrid Multimedia, S.L., in which Sogecable, S.A. had a 50% ownership interest, amounting to approximately €12,197,000, relating to the amounts paid by Sogecable, S.A. on behalf of this company under the rights exploitation contracts to which Real Madrid Multimedia, S.L. was subrogated with respect to both the rights and the obligations pertaining thereto.

This long-term account receivable from Real Madrid Multimedia, S.L. increased in 2003 due to payments made by the Company on behalf of Real Madrid Multimedia, S.L. in connection with the aforementioned contracts, amounting to approximately €3,606,000. Also, in 2003 these long-term receivables were partially offset (approximately €8,133,000) through the contribution of this amount as disbursements in the capital increases at the subsidiary. A portion of these loans, amounting to approximately €1,549,000, was also repaid in 2003.

Consequently, as of December 31, 2003, the total amount payable by Real Madrid Multimedia, S.L. to Sogecable, S.A. in this connection amounted to approximately €6,120,000, for which Real Madrid Multimedia, S.L. provided the Company with two promissory notes, each covering 50% of the amount owed. These notes mature on June 30, 2004 and June 30, 2005, respectively, and are guaranteed by Real Madrid Club de Fútbol.

Since the holding in this company was sold in the year (see Note 3), as of December 31, 2003, the account receivable from Real Madrid Multimedia, S.L. was recorded, in accordance with its maturity date, under the "Other Long-Term Receivables" and "Current Assets - Other Accounts Receivable" captions in the accompanying consolidated balance sheet.

d) Other long-term receivables-

In addition to the account receivable from Real Madrid Multimedia, S.L., transferred to the "Other Long-Term Receivables" caption in the accompanying consolidated balance sheet, as described in the preceding section, as of December 31, 2003, this caption includes €4,800,000 of receivables maturing at long-term relating to the amounts owed by Real Club Deportivo de La Coruña, S.A.D. to Gestión de Derechos Audiovisuales y Deportivos, S.A., arising from the agreement reached between the two parties for the out-of-court resolution of the dispute between the Group and the Club at the courts of justice, in relation to the merchandising and publicity exploitation agreement entered into on August 8, 1997, described in detail in the 2002 and 2001 financial statements.

Also, this caption in the accompanying consolidated balance sheet includes the long-term advances paid to certain football clubs for audiovisual rights for future seasons, amounting to approximately €3,563,000.

e) **Other long-term loans-**

The balance of the "Other Long-Term Loans" caption, which amounted to approximately €1,311,655,000 as of December 31, 2003, includes the Group's various tax assets and timing differences arising from variations in the investment valuation allowances for companies included in the consolidated tax group. The variations in the tax asset, prepaid tax and deferred tax accounts in 2003 were as follows:

	Thousands of Euros				
	Balance at 12/31/02	Inclusions in the Scope of Consolidation	Additions	Retirements	Balance at 12/31/03
Tax assets	257,200	739,199	228,730	(1,536)	1,223,593
Prepaid taxes	55,967	-	33,068	(963)	88,072
	313,167	**739,199**	**261,798**	**(2,499)**	**1,311,665**

The additions to tax assets due to inclusions in the scope of consolidation relate to the tax asset recorded at DTS Distribuidora de Televisión Digital, S.A. as of June 30, 2003. Audiovisual Sport, S.L. does not capitalize the tax assets arising from its tax losses.

(10) OTHER ACCOUNTS RECEIVABLE

The balance of this caption as of December 31, 2003, includes the advances to trade debtors, mainly for audiovisual rights, and other short-term receivables, the detail being as follows:

	Thousands of Euros
Advances to suppliers	164,280
TVC Multimedia, S.L.	30,000
Real Madrid Multimedia, S.L.	3,060
Other sundry accounts receivable	5,992
	203,332

(11) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2003 are summarized as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid-in Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Reserves at Consolidated Companies	Accumulated Losses	Income (Loss) for the Year
Balance at December 31, 2002	**194,048**	**144,561**	**12,533**	**591**	**47,221**	**(1,231)**	**(45,102)**	**(54,240)**
Allocation of 2002 income	-	-	-	-	-	4,297	(58,537)	54,240
Capital increase	57,961	391,528	-	-	-	-	-	-
Transfer of reserves	-	-	-	2,992	(2,992)	-	-	-
Provision for treasury stock	-	-	-	(2,934)	-	-	-	-
2003 loss	-	-	-	-	-	-	-	(329,630)
Balance at December 31, 2003	**252,009**	**536,089**	**12,533**	**649**	**44,229**	**3,066**	**(103,639)**	**(329,630)**

Capital increase in the year -

Within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, on May 13, 2003, the Shareholders' Meeting of Sogecable, S.A. resolved to increase capital through the issuance of 28,981,121 new common shares of €2 par value each, to be paid in full through the nonmonetary contribution of the shares of DTS Distribuidora de Televisión Digital, S.A. It was resolved to suppress the preferential subscription right to which the Company's then shareholders were entitled, since the increase was intended for the shareholders of DTS Distribuidora de Televisión Digital, S.A., and it was anticipated that the shares would possibly not be subscribed in full.

The Shareholders' Meeting empowered the Board of Directors, which, in turn, empowered the Executive Committee to set the amount of additional paid-in capital. On June 17, 2003, the Executive Committee definitively fixed additional paid-in capital at €13.51 per share and, accordingly, the issue price was set at €15.51 per share. Thus, the amount of the capital increase at Sogecable, S.A. coincided with the value of the shareholders' equity of DTS Distribuidora de Televisión Digital, S.A. at the estimated transaction date.

The prospectus for the transaction was verified by the Spanish National Securities Market Commission on July 1, 2003. The capital increase was performed on July 2, 2003, and was subscribed to by all the shareholders of DTS Distribuidora de Televisión Digital, S.A. Since this company owned 1,250 shares of treasury stock, the number of new Sogecable, S.A. shares subscribed amounted to 28,980,629, at the agreed-upon issue price of €15.51. These shares were admitted to listing on the Spanish computerized trading system (continuous market).

Capital stock-

Following the aforementioned capital increase, as of December 31, 2003, the capital stock consisted of 126,004,382 fully subscribed and paid registered shares of €2 par value each.

The detail of the shareholders and of their respective percentages of ownership as of December 31, 2003, is as follows:

	Percentage of Ownership
Telefónica de Contenidos, S.A.U.	22.23
Promotora de Informaciones, S.A.	19.71
Groupe Canal+, S.A. (France)	8.62
Others	49.44
	100.00

At the date of preparation of these consolidated financial statements, Vivendi Universal, which owned all the shares of Groupe Canal+ S.A., had acquired all the shares held by this company in the capital stock of Sogecable, S.A.

Additional paid-in capital-

The balance of the additional paid-in capital caption as of December 31, 2002 arose in 1999, when the Company's Executive Committee, previously authorized by the Board of Directors, which in turn had previously been authorized by the Shareholders' Meeting, resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On June 21, 1999, the Company was admitted to listing on the Spanish computerized trading system.

The additions in 2003 relate to the aforementioned capital increase, in which 28,980,629 new shares of €2 par value each were subscribed. These shares were fully subscribed and paid through the nonmonetary contribution of the shares of DTS Distribuidora de Televisión Digital. Additional paid-in capital in this increase amounted to €13.51 per share.

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Parent Company, it must record a restricted reserve on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Parent Company included in the assets. This reserve must be maintained until the shares have been disposed of or retired.

As of December 31, 2003, the reserve for treasury stock amounted to €649,000, which was the acquisition cost of the treasury stock held by the Parent Company, net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2003, represented 0.15% of the capital stock.

Also, as of December 31, 2003, although the shares of treasury stock were not acquired for subsequent retirement (see Note 20) and the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Parent Company valued the shares of treasury stock at their underlying book value and, accordingly, a provision of €4,009,000 was recorded against the reserve for treasury stock.

Reserves at consolidated companies-

The detail, by company, of the "Reserves at Consolidated Companies" caption as of December 31, 2003, is as follows:

	Thousands of Euros
Reserves at fully consolidated companies:	
Sogecable, S.A.	381,267
Centro de Asistencia Telefónica, S.A.	4,278
Gestión de Derechos Audiovisuales y Deportivos, S.A.	50,586
CanalSatélite Digital, S.L.	(252,604)
Sociedad General de Cine, S.A.	10,732
Sogepaq, S.A.	(2,460)
Compañía Independiente de Televisión, S. L.	15,584
Cable Antena, S.A.	625
Cinemanía, S.L.	(19,285)
Sogecable Fútbol, S.L.	(28,586)
Servicios Técnicos de Sogecable, S.L.	(1,104)
Plataforma Logística de Usuarios de Sogecable, S.L.	(5,485)
Audiovisual Sport, S.L.	(113,333)
	40,215
Reserves at companies accounted for by the equity method:	
Warner Lusomundo Sogecable Cines de España, S.A.	(1,616)
Sogecable Música, S.L.	(27)
Compañía Independiente de Noticias de Televisión, S.L.	(3,033)
Canal + Investments, Inc.	(27,947)
Fox Kids España, S.L.	144
Canal Club de Distribución de Ocio y Cultura, S.A.	(4,684)
StudioCanal Spain, S.L.	14
	(37,149)
	3,066

The "Reserves at Consolidated Companies" caption includes the eliminations and adjustments arising from the consolidation of the various companies prior to 2003, fundamentally are include in Sogecable, S.A.

Allocation of loss of the Parent Company -

The directors of the Parent Company propose to allocate the 2003 loss to the "Accumulated Losses" caption.

(12) MINORITY INTERESTS

This caption in the accompanying consolidated balance sheet as of December 31, 2003, includes the equity of minority interests in the fully consolidated companies. Substantially all the balances of this caption relate to the minority interests in CanalSatélite Digital, S.L., Audiovisual Sport, S.L. and Cinemanía, S.L.

The transactions recorded in 2003 under the "Minority Interests" caption are summarized as follows:

	Thousands of Euros
Balance at December 31, 2002	**38,323**
Inclusions in the scope of consolidation	(1,466)
Acquisition of holdings	(6,310)
Capital increases	318
Share in loss for the year	(4,469)
Balance at December 31, 2003	**26,396**

The retirement in the year from the "Minority Interests" caption in the accompanying consolidated balance sheet, due to acquisitions of holdings, relates to the acquisition by Sogecable, S.A. of 45% of the capital stock of Sogepaq, S.A. from StudioCanal Spain, S.A., as described in Note 3.

(13) LOANS FROM SHAREHOLDERS

a) Participating loans from shareholders

Within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, the Company's reference shareholders, Promotora de Informaciones, S.A. (PRISA), Telefónica de Contenidos, S.A.U. and Groupe Canal+, S.A., agreed to contribute to the financing of the Company, each contributing €50,000,000 to a participating loan of €150,000,000, signed on July 10, 2003, which matures at ten years and bears annual interest of 11%.

This caption in the accompanying balance sheet as of December 31, 2003, includes, in addition to the principal of €150,000,000, the accrued interest payable which, in accordance with the conditions of the agreements entered into, was capitalized since the conditions for its settlement had not been met.

In accordance with current legislation, the participating loans represent a liability for the Company; however they will be treated as equity for the purposes of capital reduction and the liquidation of companies provided for in Articles 163 and 260 of the revised Corporations Law.

b) Subordinated loan from shareholders.

Also, within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, for the purpose of contributing to the financing of the integration process, Sogecable, S.A. offered its shareholders the possibility of participating in a subordinated loan of €175 million to the Company. This loan was fully subscribed on August 19, 2003, the main participant being Telefónica de Contenidos, S.A.U. (approximately €172,493,000).

The subordinated nature of this loan relates mainly to the fact that any amount owed thereunder will be conditional upon the meeting of the payment obligations claimable at any time under the syndicated loan entered into by the Company with a group of financial institutions, as described in Note 15. This subordinated loan matures in nine years and bears 10.28% annual interest.

In addition to the fixed remuneration for the subordinated loan, on subscription thereof, the Company delivered warrants conferring purchase option rights on shares of Sogecable, S.A. with no additional disbursement other than repayment of the loan. Each warrant delivered grants the right to acquire a share of Sogecable, S.A. at a price of €26 on maturity of the subordinated loan. At the exercise date of the warrants, Sogecable, S.A. may opt to hand over shares of the Company at the exercise price set or to settle the difference between the market value of the shares and this established exercise price. In any case, in May 2003 the Shareholders' Meeting authorized the Board of Directors, should the case arise, to perform a capital increase to cover this issue.

This caption in the accompanying balance sheet as of December 31, 2003, includes, in addition to the principal of €175,000,000, the accrued interest payable which, in accordance which the terms of the contract, was capitalized since the conditions for its settlement had not been met.

(14) GUARANTEE DEPOSITS RECEIVED

The "Long-Term Debt - Long-Term Guarantee Deposits Received" and "Current Liabilities - Guarantee Deposits Received" captions in the accompanying balance sheet as of December 31, 2003, include mainly the guarantee deposits received from subscribers to Canal+ through January 18, 1998. Cancellations in 2003 amounted to €4,941,000. The balances of these captions as of December 31, 2003, amounted to €22,133,000.

As of December 31, 2003, the Company had recorded under the "Current Liabilities - Guarantee Deposits Received" caption the estimated amounts claimable in the following year based on prior years' experience.

(15) PAYABLE TO CREDIT INSTITUTIONS

As of December 31, 2003, the Group had the following payables to credit institutions:

		Thousands of Euros		
	Maturity	Limit Granted	Amount Drawn Down Maturing at Short Term	Amount Drawn Down Maturing at Long Term
Loan and syndicated credit facility	2006-2010	1,350,000	-	1,100,000
Other credit facilities	2004-2005	34,520	21,225	2,219
		1,384,520	**21,225**	**1,102,219**

As indicated in Note 2, in August 2003 Sogecable, S.A. entered into an agreement with a group of financial institutions for a loan and syndicated credit facility amounting to €1,350,000,000, which matures at seven-and-a-half years and is repayable in 20 consecutive quarterly payments of increasing amounts. Repayment will commence in 2006 with payments totaling €100,000,000, followed by further payments totaling €225,000,000 in 2007, and the final payment will be made in December 2010. This transaction comprises a €1,250 million long-term loan and a €100 million credit facility drawable over the term of the loan. The objective of the syndicated loan is to restructure the financial debt of the Sogecable Group, including DTS Distribuidora de Televisión Digital, S.A. and Audiovisual Sport, S.L., and to finance the launch of "Digital+" and the Group's operational restructuring.

The interest rate applicable to this loan and syndicated credit facility is Euribor plus a spread, initially set at 2.5% but which may be reduced to 0.9% should the Sogecable Group comply with certain financial conditions. The Group has arranged certain interest rate caps, as stipulated in the agreement.

This loan agreement stipulates that the Group must comply with certain obligations, including a credit entities indebtedness limit, other than that of the agreement, of €50,000,000, and restrictions on the guarantees and financing that the Sogecable Group may provide to non-significant subsidiaries and to third parties, on modifications to the control, structure and shareholdings of the Parent Company, on the sale or disposal by Sogecable, S.A. of shares or ownership interests in significant Group companies, on the distribution of dividends, except in certain cases, and on the sale or disposal of significant assets of these companies. The Group must also comply with certain financial ratios during the term of the loan. Company management considers that all obligations under this agreement have been met to date.

This agreement is jointly and severally guaranteed by the Sogecable Group companies which, in accordance with certain parameters established in the agreement, were considered to be significant subsidiaries at the time the agreement was entered into, namely: CanalSatélite Digital, S.L., DTS Distribuidora de Televisión Digital, S.A., Sociedad General de Cine, S.A., Audiovisual Sport, S.L., Servicios Técnicos de Sogecable, S.L., Sogepaq, S.A. and Gestión de Derechos Audiovisuales y Deportivos, S.A.

Under the agreement, as security for the loan a mortgage was taken out on the property owned by the Sogecable Group in the locality of Tres Cantos (Madrid), which serves as the headquarters of Sogecable, S.A. Also, pledges were arranged on all the shares and holdings owned by Sogecable, S.A. and Gestión de Derechos Audiovisuales y Deportivos, S.A. in the other significant companies and loan guarantors, and on trademarks and other intangible and tangible fixed assets and present and future financial claims as provided for by the contract.

The total amount maturing in 2004 includes the balances drawn down of certain credit lines maturing at over one year, although annual extensions are stipulated in the contracts, and, accordingly, the Company recorded them under the "Current Liabilities-Payable to Credit Institutions" caption in the accompanying balance sheet as of December 31, 2003.

Also, as of December 31, 2003, the Parent Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to financial institutions (bearing interest at market rates) up to a limit of approximately €42,000,000, of which €40,000,000 had been drawn down.

Also, as of December 31, 2003, the Parent Company was guaranteeing, for €6,300,000, the credit facility that Compañía Independiente de Noticias de Televisión, S.L. has with credit institutions for a total limit of €7,200,000, of which approximately €6,313,000 had been drawn down as of December 31, 2003.

(16) TAX MATTERS

The reconciliation of the loss per books for 2003 to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
Consolidated loss for the year per books, before taxes	(501,097)
Inclusions in the scope of consolidation	(247,024)
Timing differences and permanent differences	(175,396)
Offset of tax losses	(1,616)
Tax loss	**(925,133)**

The tax losses of DTS Distribuidora de Televisión Digital, S.A., Vía Interactiva, S.L. and Vía Atención Comunicación, S.L. for the period from January 1 to June 30, 2003, are reflected in the foregoing table as inclusions in the scope of consolidation. However, since Audiovisual Sport, S.L. closed its fiscal year on June 30, 2003, it did not contribute tax losses in 2003 prior to its full consolidation in the Group.

The timing differences arose due to the adjustment to tax methods of the recognition in book income of various transactions performed in the year relating, inter alia, to the sale of assets and to pay-per-view soccer rights sublicenses.

The detail of the tax losses available for carryforward at the consolidated Group companies, by the year in which they arose, is as follows:

Year	Thousands of Euros
1993	7
1994	398
1995	448
1996	2,848
1997	221,421
1998	497,896
1999	478,471
2000	576,175
2001	475,487
2002	639,081
2003	925,133
	3,817,365

Current corporate income tax regulations provide certain tax incentives to encourage new investments. The Group companies have availed themselves of the tax benefits provided for by these regulations, and can deduct the following amounts from their future corporate income tax charges, if any:

	Thousands of Euros		
Year	Film Productions	Double Taxation	Other Tax Credits
1996	-	70	-
1997	1,635	26	-
1998	1,571	30	-
1999	1,389	29	-
2000	2,996	44	-
2001	5,054	51	3,127
2002	1,596	250	-
2003	1,480	506	6,525
	15,721	**1,006**	**9,652**

The Group companies have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the companies in the event of a tax audit.

(17) REVENUES AND EXPENSES

The detail, by line of business, of the Consolidated Group's 2003 net sales is as follows:

	Thousands of Euros
Subscribers	889,874
Advertising	45,644
Other	233,707
	1,169,225

The detail of the transactions with multigroup and associated companies is as follows:

	Thousands of Euros
Revenues-	
Advertising	40,518
Other	22,985
	63,503
Expenses-	
Procurements	94,154
Other operating expenses	36,931
	131,085

The Group makes foreign-currency purchases of significant amounts which are not disclosed because of their strategic nature for the Group.

Auditors' fees-

The fees for the audit of the Group's consolidated financial statements and the Group companies' individual financial statements amounted to approximately €461,000, of which €433,000 were paid to the principal auditor. Additionally, the Group's auditors earned approximately €127,000 for providing other audit services. These amounts are recorded under the "Other Operating Expenses" caption in the accompanying consolidated statement of operations for the year ended December 31, 2003.

Employees-

The average number of permanent employees in 2003, by category, was as follows:

	Average Number of Employees
Managers	92
Department heads	332
Staff	1,262
	1,686

Centro de Asistencia Telefónica, S.A. hires temporary employees to operate a help line and fulfillment service on an as-needed basis. The average number of temporary employees hired for these services in 2003 was 1,116.

Under current labor regulations, companies are required to pay severance to employees terminated under certain conditions. Group management considers that no significant terminations will arise in the future, and, accordingly, no provision was recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2003.

Extraordinary loss-

Extraordinary revenues-

The "Extraordinary Revenues" caption in 2003 includes, inter alia, the gain on the sale of Canal Estilo, S.L. to the Discovery Group for approximately €19,356,000, as described in Note 3, and the extraordinary gain of approximately €13,175,000 arising from the sale of the ownership of the exploitation right of the "Méteo" channel, previously owned by CanalSatélite Digital, S.L.

Also, in June 2003 the Supreme Court notified CanalSatélite Digital, S.L. of the decision handed down in the appeal for judicial review 46/1999 filed by this company against the Council of Ministers Resolution dated December 18, 1998, which dismissed the claim filed by the Company requesting indemnification for loss and damage for the liability of the Legislating State following its approval of certain statutory provisions contrary to EU law, in particular, Articles 1.2 and the Sole Additional Provision of Royal Decree Law 1/1997, reproduced in Law 17/1997, and Article 7.a) of this law.

The Supreme Court ruled that, by approving the aforementioned provisions, the Legislating State had contravened the EU code, and ordered the Spanish Central Government to pay CanalSatélite Digital, S.L. approximately €26,445,000 plus interest as indemnification for damage and loss. As of December 31, 2003, the Company recorded the amount of this indemnification under the "Extraordinary Revenues" caption in the accompanying statement of operations.

Extraordinary expenses-

In addition to the extraordinary losses already described in Notes 3, 6, 7 and 8 that arose from the retirements of certain assets, the Group recorded under this caption in the accompanying consolidated statement of operations as of December 31, 2003, an extraordinary expense amounting to approximately €12,398,000 relating to unamortized capitalized expenses of the syndicated loan that DTS Distribuidora de Televisión Digital, S.A. had been granted by various financial institutions, which was repaid in the year within the Group's financial restructuring process.

Also, the Group recorded extraordinary expenses amounting to €183,294,000 arising from the operational restructuring of the Group, described in Note 2, following the integration of DTS Distribuidora de Televisión Digital, S.A. and the launch of the single "Digital+" programming for the satellite television platform. These extraordinary restructuring expenses relate mainly to indemnification for the termination of certain audiovisual contents contracts, severance payments to employees of DTS Distribuidora de Televisión Digital, S.A. and Vía Atención Comunicación, S.L., and other extraordinary losses recorded to adjust the value of certain broadcasting rights whose recovery value is appreciably lower than cost.

Income (Loss) by company-

The detail of the contribution of each consolidated company to the 2003 loss is as follows:

	Thousands of Euros		
	Total Income (Loss)	Income (Loss) Attributed to Minority Interests	Income (Loss) Attributed to the Group
Sogecable, S.A.	(320,702)	-	(320,702)
Centro de Asistencia Telefónica, S.A.	78	-	78
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(58,361)	-	(58,361)
CanalSatélite Digital, S.A.	(33,163)	5,555	(27,608)
Sociedad General de Cine, S.A.	1,312	-	1,312
Sogepaq, S.A.	1,050	-	1,050
Cable Antena, S.A.	1,688	-	1,688
Compañía Independiente de Televisión, S.L.	(1,387)	-	(1,387)
Cinemanía, S.L.	1,599	(159)	1,440
Sogecable Fútbol, S.L.	(3,189)	-	(3,189)
Plataforma Logística de Usuarios de Sogecable, S.L.	(1,001)	-	(1,001)
Servicios Técnicos de Sogecable, S.L.	(4,450)	-	(4,450)
DTS Distribuidora de Televisión Digital, S.A.	(103,432)	-	(103,432)
Audiovisual Sport, S.L.	(44,887)	8,977	(35,910)
Vía Atención Comunicación, S.L.	(3,665)	-	(3,665)
Vía Interactiva, S.L.	(19)	-	(19)
Associated companies:			
Audiovisual Sport, S.L.	(21,551)	-	(21,551)
Warner Lusomundo Cines de España, S.A.	(993)	-	(993)
Compañía Independiente de Noticias de Televisión, S.L.	(458)	-	(458)
Sogecable Música, S.L.	301	-	301
Canal + Investments, Inc.	(9,200)	-	(9,200)
Fox Kids España, S.L.	1,254	-	1,254
Canal Club de Distribución de Ocio y Cultura, S.A.	194	-	194
Studio Canal Spain, S.L.	170	-	170
Euroleague Marketing, S.L.	(1,037)	-	(1,037)
Consolidation adjustments	265,750	(9,904)	255,846
TOTAL	**(334,099)**	**4,469**	**(329,630)**

(18) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2003 the Parent Company's directors earned compensation of €2,463,000.

Under the stock options plan involving Parent Company shares described in Note 20, the directors of Sogecable, S.A. have options to acquire shares of the company representing 0.075% of the par value of the capital stock.

The Company has granted no advances or loans to its directors and does not have any pension commitments to them.

In 2003 the directors did not have any equity interests in the capital stock, did not form part of the managing bodies, and did not perform any activities for their own account or for the account of others, at any companies engaging in the provision of television services in Spain (which constitutes the Parent Company's main corporate purpose) other than the companies forming part of the Sogecable Group, with the exception of the following directors, who have holdings in Promotora de Informaciones, S.A., which in turn has a 75% ownership interest in Promotora de Emisoras de Televisión, S.A., the detail being as follows:

Parent Company Directors	Duties at PRISA	Ownership Interest in PRISA (%)
Jesús de Polanco Gutiérrez	Chairman	64.365 (*)
Juan Luis Cebrián Echarri	Managing director	0.616
Javier Díez de Polanco	Director	0.007
Gregorio Marañón Beltrán de Lis	Director	-
Francisco Pérez González	Director	0.012
Diego Hidalgo Schnur	Director	0.001
Javier Gómez-Navarro Navarrete	-	0.023

(*) Controlling interest assigned by the Spanish National Securities Market Commission.

Also, in 2003 the Group did not perform any transactions with its directors not relating to its normal business operations, and did not perform any transactions with them on terms other than normal market conditions.

(19) FUTURE COMMITMENTS

The Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sports rights. These commitments guarantee coverage of the Group companies' programming needs in the related years.

As of December 31, 2003, the Company and its Group had euro and foreign currency payment and collection commitments for a net amount of approximately €2,603,869,000. The schedule of the net amounts payable under these commitments is as follows:

Year	Thousands of Euros
2004	756,508
2005	707,521
2006	514,974
2007	298,190
2008	152,001
Subsequent years up to 2013	174,674
	2,603,868

The obligation to pay the amounts agreed upon in the purchase agreements arises solely if the suppliers fulfill the contractually established terms and conditions.

These future payment commitments were estimated taking into account the contracts in force at the present date. In view of the Group's operational restructuring process currently underway and the renegotiation of certain contracts, these commitments may be lower than initially estimated.

(20) STOCK OPTION PLAN

On May 16, 2000, and May 13, 2003, the Shareholders' Meetings of Sogecable, S.A. resolved to establish stock options plans for the Group executive directors and managers, maturing in 2004, 2005 and 2006 and involving approximately 1,049,000 options. In order to cater for these stock options plans, in 2000 the Company acquired treasury stock representing 0.15% of the par value of capital stock. As of December 31, 2003, these shares were recorded in the Company's balance sheet at acquisition cost adjusted to the underlying book value at that date. Also, the Shareholders' Meetings authorized the Board of Directors of the Parent Company to carry out, where appropriate, the related capital increases, with exclusion of the preferential subscription right, to cover these option plans.

(21) LITIGATION AND CLAIMS IN PROGRESS

The cable operators (AUNA, ONO and AOC) and other third parties (Telecinco, Mediapark and Disney) filed appeals against the Council of Ministers Resolutions authorizing the integration of Vía Digital into Sogecable. Mediapark has withdrawn its appeal and the remaining appeals brought by the plaintiffs are still underway, although the Supreme Court has dismissed the applications by certain plaintiffs to have the resolutions stayed on an injunctive basis. The Group's internal and external legal advisers and its directors consider that no material liabilities will arise as a result of these appeals for which a provision has not be recorded since the Supreme Court will reject the plaintiffs' claims.

Also, the Parent Company was notified in January 2002 of the decision handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. This decision partially upheld the claim of these entities and was appealed against by the Company, leading to the Provincial Appellate Court decision, notified in December 2003, rejecting the appeal filed by the Company and upholding that of the management entities. There have been no further developments in these proceedings to date. CanalSatélite Digital, S.L. was also sued by the same entities in the same connection. The directors and external and internal legal advisers do not consider that any material liabilities will arise for the Group as a result of the outcome of these appeals.

Also, the subsidiary CanalSatélite Digital, S.L. is currently involved in a lawsuit brought by a certain Consumers' and Users' Association, which requests that certain terms and conditions of the contract between CanalSatélite Digital, S.L. and its subscribers be declared null and void and that the general terms and conditions of this contract be suspended. The Group has contested this claim and considers that no material liabilities will arise, since the contracts in question were duly formalized and meet the stipulated legal requirements. The injunctive relief requested by the plaintiff was rejected.

(22) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are the statements of changes in financial position for the Sogecable Group for 2003 and 2002:

APPLICATION OF FUNDS	Thousands of Euros 2003	2002
Funds applied in operations:		
Loss (income) for the year	329.630	-
Less-		
Amortization and depreciation of fixed assets	(256.561)	-
Amortization of consolidation goodwill	(1.456)	-
Income (Loss) of companies accounted for by the equity method	(13.609)	-
Variation in fixed asset allowances and other extraordinary items	(66.503)	-
Loss attributed to minority interests	4.469	-
Tax assets	166.998	-
	162.968	-
Fixed asset additions		
Start-up expenses	34.562	2.597
Intangible assets	29.752	30.946
Tangible fixed assets	24.283	62.897
Long-term investments	28.179	14.770
Net additions to fixed assets due to inclusions in scope of consolidation	1.299.414	-
Transfers of current assets to long-term investments	23.999	
Increase in deferred charges	57.444	49.952
Increase in deferred charges due to inclusions in scope of consolidation	14.148	-
Retirements of minority interests	7.776	-
Decrease in deferred revenues	-	23.327
Repayment of long-term debt	-	116.033
TOTAL FUNDS APPLIED	**1.682.525**	**300.522**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	**188.680**	

SOURCE OF FUNDS	Thousands of Euros 2003	2002
Funds obtained from operations:		
Income (Loss) for the year	-	(54.240)
Add-		
Amortization and depreciation of fixed assets	-	121.998
Amortization of consolidation goodwill	-	1.690
Income (Loss) of companies accounted for by the equity method	-	32.203
Variation in fixed asset allowances and other extraordinary items	-	50.020
Loss attributed to minority interests	-	(2.006)
Tax assets	-	(60.634)
	-	89.031
Capital increase	449.489	-
Loans from shareholders	339.718	-
Disbursements made by minority shareholders	318	8.695
Increase in deferred revenues	39.794	1.293
Other provisions for contingencies and expenses	7.320	4.857
Long-term debt	893.454	8.811
Net fixed asset disposals, transfers or retirements:		
Intangible assets	108.143	14.528
Tangible fixed assets	6.407	1.087
Long-term investments	14.322	12.652
Decrease in deferred expenses	12.240	21.494
TOTAL FUNDS OBTAINED	**1.871.205**	**162.448**
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	**-**	**138.074**

VARIATION IN WORKING CAPITAL	Thousands of Euros 2003 Increase	2003 Decrease	2002 Increase	2002 Decrease
Inventories	-	2.613	-	693
Accounts receivable	190.243	-	-	36.360
Short-term investments	1.654	-	-	2.742
Cash	-	5.504	3.644	-
Accrual accounts	-	9.855	21.826	-
Trade accounts payable	-	289.649	-	47.123
Other payables	304.404	-	-	76.626
TOTAL	**496.301**	**307.621**	**25.470**	**163.544**
VARIATION IN WORKING CAPITAL	**188.680**	**-**	**-**	**138.074**

(23) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT 1. CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES. 2003

Name	Registered Office	Line of Business	Company Owning the Investment	Thousands of Euros Investment %	Net Value
Centro de Asistencia Telefónica, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Services	Sogecable, SA	99,7	2.715
			Compañía Indepenciente de Television, SL	0,3	12
Gestión de Derechos Audiovisuales y Deportivos, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Distribution of sports broadcasting rights	Sogecable, SA	99,99	-
			Compañía Indepenciente de Television, SL	0,01	-
CanalSatélite Digital, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	83,2498	139.695
Sociedad General de Cine, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Production and management of audiovisual rights	Sogecable, SA	99,99	6.010
			Compañía Indepenciente de Television, SL	0,01	-
Compañía Independiente de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and operation of audiovisual rights	Sogecable, SA	99,99	-
			Sociedad General de Cine, SA	0,01	16
Sogepaq, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and distribution of audiovisual rights	Sogecable, SA	99,99	12.197
			Sociedad General de Cine, SA	0,01	-
Cable Antena, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Sogecable, SA	99,99	6.611
			Compañía Indepenciente de Television, SL	0,01	-
Cinemanía	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Indepenciente de Television, SL	90	1.982
Sogecable Futbol, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Indepenciente de Television, SL	99,99	-
			Sogecable, SA	0,01	3
Plataforma Logística de Usuarios de Sogecable, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Internet services provider	Sogecable, SA	99,99	-
			Centro de Asistencia Telefonica, SA	0,01	-
Servicios Técnicos de Sogecable, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	99,99	7.693
			Centro de Asistencia Telefonica, SA	0,01	-
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	80	-
DTS Distribuidora de Television Digital, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	99,99	346.060
Via Interactiva, S.L.	Virgilio, 2- Pozuelo de Alarcón- MADRID	Internet services provider	DTS, Distribuidora de Television Digital	99,99	2
Via Atención Comunicación, S.L.	Alcala, 506- MADRID	Services	DTS, Distribuidora de Television Digital	99,99	-
Warner Lusomundo Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Movie screening	Sogecable, SA	33,33	8.847
Canal + Investments, Inc.	Beverly Hills, California, USA	Film production	Sogecable, SA	60	29.903
Compañía Independiente de Noticias de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	50	-
Canal Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 - MADRID	Catalog sales	Sogecable, SA	25	1.142
Fox Kids España, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Indepenciente de Television, SL	50	150
Studio Canal Spain, S.L.	Gran Vía, 32 - MADRID	Management and operation of audiovisual rights	Sogepaq, S.A.	49	1.127
Sogecable Música, S.L.	Gran Vía, 32 - MADRID	Operation of thematic television channels	Compañía Indepenciente de Television, SL	50	601
Euroleague Marketing, S.L.	Jorge Manrique, 12- MADRID	Distribution of audiovisual rights	Sogecable, SA	99,9	-

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

2003 CONSOLIDATED MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS' MEETING

Business review

At December 31, 2003, 2,343,000 Spanish households had subscribed to the Sogecable Group's various pay television services. Of these, 77% receive daily DIGITAL+ satellite programming, which is jointly distributed through CanalSatélite Digital, S.L. and Distribuidora de Televisión Digital, S.A. (Vía Digital).

In 2003 DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) was included in the Sogecable Group, through the inclusion in the Group's shareholder structure of the Telefónica Group, and the marketing of a new multichannel digital programming offering, the commercial launch of which took place on July 21, 2003.

The new digital offering provides, for the first time in Spain, a wide selection of the most attractive contents for the pay television market. The new DIGITAL+ services are structured into new subscription modes allowing both former subscribers and those progressively subscribing to the service to make a more personalized choice of contents, enabling them to select offerings of major Spanish and international cinema releases, or offerings providing coverage of the top sporting events.

The new sales range increases the amount of quality contents which were already being distributed by the Sogecable Group, including the most prestigious thematic and premium channels, thus enabling subscribers to enjoy a comprehensive quality television service.

Canal+, which continues to be the central feature of the new DIGITAL+ offering, increased its contents through the creation of six new premium channels for the Canal+ family, which now has a total of nine channels broadcasting the main Spanish and international contents aimed specifically at satisfying the preferences of the Spanish market.

Thanks to this enormous effort, as of December 31, 2003, more than 1,926,000 Spanish households were receiving the services of Canal+, as compared with 1,818,000 at the beginning of the year.

Also, in 2003 Sogecable reinforced its commitment to producing and distributing new Spanish films. Through Sociedad General de Cine, S.A. and Sogepaq, S.A. it continued to foster the development of new productions, participating in films such as "La Gran Aventura de Mortadelo y Filemón" or "Al Sur de Granada", which won six Goya awards.

Since the integration of DTS Distribuidora de Televisión Digital, S.A., the Group has implemented a series of measures to streamline its operating cost structure, which have given rise to expenses or cost overruns that will be nonrecurring for operational purposes once the restructuring process is completed. The main measures consisted of:

- the reduction of programming costs, through (a) the elimination of duplicated sports channels and events (b) the cancellation of programs to reduce the excess of certain contents (c) the absorption of movie rights commitments in certain programming genres;

- the reduction of the costs incurred in the integration of the technical and satellite signal transmission systems and of those duplicated prior to integration;

- the reduction of overheads.

These measures gave rise to restructuring costs amounting to approximately €266,313,000, of which €83,019,000 were recorded as operating expenses and €183,294,000 as extraordinary expenses.

In addition to the expenses referred to in the preceding paragraph, the "Extraordinary Expenses" caption in the accompanying 2003 consolidated statement of operations includes other nonrecurring expenses which, although likewise related to the integration process described in this Note, are different to those described in the preceding paragraphs. These expenses relate mainly to write-downs and write-offs amounting to approximately €31,305,000 of assets of DTS Distribuidora de Televisión Digital, S.A. which will be unusable in the future (see Notes 6, 7, 8 and 17).

The 2003 consolidated operating statement of operations, which, for information purposes, groups together all nonrecurring restructuring cost items under a single caption, is as follows:

	Thousands of Euros
	2003 Operating Income (Loss)
Net sales	1,169,225
Other operating revenues	4,705
Operating revenues	1,173,930
Cost of materials used	(624,714)
Personnel expenses	(103,082)
Other operating expenses	(275,356)
Operating expenses	(1,003,152)
EBITDA	**170,778**
Depreciation and amortization expense	256,561
EBIT	**(85,783)**
Financial loss	(68,323)
Investments accounted for by the equity method and other	(32,776)
Extraordinary loss	(47,902)
Restructuring costs	(266,313)
LOSS BEFORE TAXES	**(501,097)**
Corporate income tax	166,998
Loss attributed to minority interests	4,469
CONSOLIDATED LOSS	**329,630**

Outlook

The outlook for the Group as a whole is favorable. The Group will foster the pay television market in Spain within a new competitive environment that will facilitate a more extensive development of pay television and film production and distribution in Spain.

The sales drive planned to increase the subscriber base will be accompanied by the maintenance and improvement of programming quality and, of utmost importance, by the development of new services which will add further value and quality to the digital offering of the Sogecable Group.

Research and development activities

The Sogecable Group is continuing to adapt its current management and broadcasting software to the possible technological changes to which it may be subject.

Acquisition of treasury stock

In 2003 the Parent Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.

Sogecable, S.A.

Auditors' Report

2003 Financial Statements
and Management Report

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Sogecable, S.A.:

1. We have audited the financial statements of SOGECABLE, S.A. comprising the balance sheet as of December 31, 2003, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole, based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the financial statements of Audiovisual Sport, S.L., in which Sogecable, S.A. has an 80% indirect holding (see Note 9-b). The financial statements of Audiovisual Sport, S.L. as of December 31, 2003, were audited by KPMG Auditores, S.L. Our opinion as expressed in this report on the financial statements of Sogecable, S.A. is based, with respect to the indirect holding in Audiovisual Sport, S.L., solely on the report of KPMG Auditores, S.L.

2. As required by Spanish corporate law, for comparison purposes the Company's directors present, in addition to the 2003 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 financial statements. Our auditors' report dated March 10, 2003, on the 2002 financial statements contained an opinion qualified for two matters. One qualification for the uncertainty surrounding the final outcome of the transaction involving Sogepaq, S.A. described in Note 9-a, which was resolved in 2003 in the terms indicated therein, and another qualification for the uncertainty regarding the final outcome of the renegotiation and renovation of contracts indicated in paragraph 4 below, which was resolved as indicated therein.

3. As indicated in Note 9 to the financial statements referred to above, Sogecable, S.A. has equity investments in various companies. The Company, as the head of a group, prepares separate consolidated financial statements, on which we issued our auditors' report on February 18, 2004, containing an unqualified opinion. Note 5-d to the financial statements referred to above describes the effect of consolidation with respect to the individual financial statements referred to above.

4. As explained in Note 2, on May 13, 2003, the Shareholders' Meeting of Sogecable, S.A. resolved to carry out the capital increase envisaged in the agreement dated January 29, 2003, with Telefónica, S.A. for the integration of Sogecable, S.A. and DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), which commenced in 2002. This capital increase, following verification of the prospectus by the Spanish National Securities Market Commission (CNMV), was performed on July 2, 2003, under the terms of the agreement. Also, since this date the other conditions included in this agreement, which are detailed in Note 2, have been complied with. In connection with this transaction, certain companies in the audiovisual industry have filed appeals requesting that the authorization granted be set aside, which the Company's directors consider will not succeed (see Note 21).

In the subsequent months management of Sogecable, S.A. obtained the additional financing required (see Note 15), restructured the existing debt and completed the main significant contract renovation and renegotiation processes which affected both the Company and Audiovisual Sport, S.L. and the various companies composing the new Group of which it is the Parent Company. The Company and various companies within its Group are implementing a series of measures in order to streamline their operating cost structures, as a result of which the Company has incurred a series of restructuring costs (see Note 17), which led it to report significant losses in 2003. In this connection, Company management prepared a business plan that envisages for the entire Group, within the assumptions used for its preparation (see Note 2), the contract renegotiations carried out and the aforementioned streamlining measures. As indicated in Note 2, this plan foresees that losses will continue to be incurred, albeit to a lesser extent, and that the Company will report rising earnings figures at medium term, enabling the recovery, over the coming ten years, of all the Company's tax assets, which are broken down in Note 9, and of those contributed to the Sogecable Group by its subsidiaries DTS Distribuidora de Televisión Digital, S.A. and CanalSatélite Digital, S.L., totaling approximately €1,224 million (see Notes 2 and 9-f).

5. In our opinion, based on our work and on the report of KMPG Auditores, S.L. indicated Paragraph 1 above, the 2003 financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Sogecable S.A. as of December 31, 2003, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2003 contains the explanations which the Company's directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the 2003 financial statements. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692

Juan José Roque
February 18, 2004

RECEIVED
2004 JUN -8 A 8:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SOGECABLE, S.A.

2003 FINANCIAL STATEMENTS

AND MANAGEMENT REPORT

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Thousands of Euros)

ASSETS	2003	2002	SHAREHOLDERS' EQUITY AND LIABILITIES	2003	2002
FIXED AND OTHER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY:		
Start-up expenses	**8.941**	**12.797**	**Capital stock**	252.009	194.048
Intangible assets-	**96.353**	**107.030**	**Additional paid-in capital**	536.089	144.561
Intellectual property	767	693	**Reserves**	57.411	60.345
Computer software	31.605	29.994	Legal reserve	12.533	12.533
Audiovisual rights	166.730	166.797	Reserve for treasury stock	649	591
Allowances	(476)	(476)	Voluntary reserve	44.229	47.221
Accumulated amortization	(102.273)	(89.978)	**Accumulated losses**	(103.639)	(45.102)
Tangible fixed assets-	**4.139**	**6.494**	**Income (Loss) for the year**	(320.702)	(58.537)
Decoders, keys and adapters	135.269	135.269	**Total shareholders' equity**	421.168	295.315
Other tangible fixed assets	68	276			
Accumulated depreciation	(131.198)	(129.051)			
Long-term investments-	**1.654.678**	**412.709**	LOANS FROM SHAREHOLDERS:		
Investments in Group companies	1.017.948	542.365	Participating loans from shareholders	158.021	-
Investments in associated companies	82.642	122.682	Subordinated loan from shareholders	181.697	-
Long-term loans to Group companies	863.246	56.967		339.718	-
Long-term loans to associated companies	4.792	17.019			
Other long-term receivables	3.060	-			
Other long-term loans	320.146	137.656	DEFERRED REVENUES	33.283	-
Deposits and guarantees	256	264			
Allowances	(637.412)	(464.244)			
Treasury stock	**649**	**591**	PROVISIONS FOR CONTINGENCIES AND EXPENSES	47.980	13.274
Total fixed and other noncurrent assets	1.764.760	539.621			
			LONG-TERM DEBT:		
			Long-term guarantee deposits received	14.998	18.990
DEFERRED CHARGES	37.020	-	Long-term payables to credit institutions	1.100.000	198.270
			Total long-term debt	1.114.998	217.260
CURRENT ASSETS:			CURRENT LIABILITIES:		
Inventories	**147.782**	**153.272**	**Short-term guarantee deposits received**	7.135	8.084
Accounts receivable-	**456.446**	**305.551**	**Payable to credit institutions**	13.782	73.294
Trade receivables for sales and services	26.643	16.687	**Payable to Group companies**	175.973	128.457
Receivable from Group companies	203.026	191.868	**Payable to associated companies**	7.597	17.176
Receivable from associated companies	30.040	19.760	**Trade accounts payable**	236.732	247.668
Sundry accounts receivable	185.943	78.374	**Other nontrade payables**	11.293	22.204
Taxes receivable	15.233	1.023	**Accrual accounts**	10.661	1.383
Allowances	(4.439)	(2.161)	**Total current liabilities**	463.173	498.266
Short-term investments	**4**	**4**			
Cash	**538**	**3.506**			
Accrual accounts	**13.770**	**22.161**			
Total current assets	618.540	484.494			
TOTAL ASSETS	2.420.320	1.024.115	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2.420.320	1.024.115

The accompanying Notes 1 to 23 are an integral part of the balance sheet as of December 31, 2003.

Translation of financial statements originally isued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2003 AND 2002 STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2003	2002	CREDIT	2003	2002
EXPENSES:			REVENUES:		
Procurements	488.378	398.600	Net sales	739.796	678.223
Personnel expenses-					
Wages and salaries	43.063	42.874			
Employee welfare expenses	13.960	12.778			
Depreciation and amortization expense	18.337	18.970			
Other operating expenses	172.091	153.684			
Operating income	**3.967**	**51.317**			
Financial expenses	45.479	11.288	Income from short-term investments	39.383	1.298
Exchange losses	11.295	7.651	Income from equity investments	2.022	3.042
			Exchange gains	10.918	6.879
			Financial loss	**4.451**	7.720
Income from ordinary activities	-	**43.597**	**Loss on ordinary activities**	**484**	-
Variation in fixed asset allowances	204.378	87.485	Extraordinary revenues	5.035	1.367
Extraordinary expenses	211.669	1.610			
			Extraordinary loss	**411.012**	**87.728**
			Loss before taxes	**411.496**	**44.131**
Corporate income tax	(90.794)	14.406			
			Loss for the year	**320.702**	**58.537**

The accompanying Notes 1 to 23 are an integral part of the 2003 statement of operations.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

NOTES TO 2003 FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE COMPANY

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the Public Television Service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a license for the indirect management of the Public Television Service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A., by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the license on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2002, this concession was renewed for a period of ten years.

On January 2, 1996, Sogecable, S.A. acquired all the shares of Sociedad de Gestión de Cable, S.A. On January 3, 1996, the Shareholders' Meeting of Sociedad de Gestión de Cable, S.A. resolved to approve the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to Sogecable, S.A.

On January 2, 1997, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by approximately €12,020,000 (Ptas. 2,000,000,000). This capital increase was fully subscribed and paid by Sogecable, S.A. through the nonmonetary contribution of assets and liabilities assigned to its satellite line of business.

On July 14, 1998, the Shareholders' Meeting of Sogepaq Distribución, S.A. resolved to approve the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to its sole shareholder Sogecable, S.A.

On July 16, 1998, Sogecable Fútbol, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of certain assets and liabilities assigned to the thematic television channel business to be operated by the new company.

Also, on that same date, Sogecable Música, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of certain assets and liabilities assigned to the thematic television channel business to be operated by the new company.

The Company's financial statements for the years in which the aforementioned transactions took place contain all the information on the transactions required pursuant to Article 107 of Corporate Income Tax Law 43/1995.

The Company's registered office is currently located in Tres Cantos (Madrid), in a building owned by Servicios Técnicos de Sogecable, S.L., a wholly-owned investee.

In view of the business activities carried on by the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to financial statements.

(2) PROCESS OF INTEGRATION OF SOGECABLE AND VÍA DIGITAL

2003 saw the implementation of the agreements reached on May 8, 2002, by Sogecable S.A. and Telefónica, S.A., through its media subsidiary Grupo Admira Media, S.A., for the integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) into the Sogecable Group. On November 29, 2002, the Council of Ministers authorized this business combination, subject to the fulfillment of 34 conditions by Sogecable, S.A. and Telefónica, S.A.

On January 29, 2003, Telefónica de Contenidos, S.A.U., Telefónica, S.A. and Sogecable, S.A. signed an agreement to continue with the process of merging Sogecable and Vía Digital that commenced in 2002. This agreement respected the share exchange ratio initially established, whereby Sogecable, S.A. would increase capital through the issuance of 28,981,121 new shares, which would constitute 23% of the resulting capital amount, to be subscribed by the then shareholders of Vía Digital.

This agreement takes into account the possibility, initially excluded, of Telefónica's final holding in the capital stock of Sogecable, S.A. exceeding that of the Company's reference shareholders up until that moment, i.e. Promotora de Informaciones S.A. (PRISA) and Groupe Canal+, which, after the dilution resulting from the capital increase and, in the event of all the shares of capital stock of Vía Digital being exchanged, would each be left with 16.38% of the resulting capital stock. If this were the case, Telefónica would waive its voting rights on the shares in excess of this percentage.

The agreement reflects Telefónica's desire to remain as a shareholder of Sogecable, S.A. for a minimum of three years following the share exchange. Telefónica will therefore also be represented on the Board of Directors of Sogecable, S.A. in the same proportion as that of the controlling shareholders PRISA and Groupe Canal+.

The agreements reached also stipulated that Sogecable, S.A. would acquire, for one euro, the percentage of ownership formerly held by Telefónica, through its media subsidiaries, in Audiovisual Sport, S.L., so that, on completion of the process, Sogecable, S.A. would own 80% of this company's capital.

Following the agreement entered into on January 29, 2003, the Company's Shareholders' Meeting held on May 13, 2003, resolved, on the terms envisaged, to increase capital through the issuance of 28,981,121 new shares, with the exclusion of the preferential subscription rights of the then shareholders of Sogecable, S.A., since these shares were issued specifically for the shareholders of DTS Distribuidora de Televisión Digital, S.A.; the consideration for the issuance was the nonmonetary contribution of the shares of Vía Digital (see Note 9).

Following verification of the related prospectus by the Spanish National Securities Market Commission (CNMV) on July 1, 2003, the capital increase was carried out on July 2, 2003, with an issue price of €15.51 per share, and was subscribed to by all the shareholders of DTS Distribuidora de Televisión Digital, S.A., disregarding the shares of treasury stock (see Note 9).

On July 16, 2003, Sogecable, S.A., through its subsidiary Gestión de Derechos Audiovisuales y Deportivos, S.A., acquired, for one euro, a 40% holding in the capital of Audiovisual Sport, S.L., which through that date had been owned by Gestora de Medios Audiovisuales Fútbol, S.L., a Telefónica Group company. As a result of this acquisition, Sogecable, S.A. indirectly owns 80% of this company (see Note 9).

To participate in funding the integration operation, PRISA, Groupe Canal+ and Telefónica contributed €50 million each to a €150 million participating loan, which will mature in 10 years and bears 11% annual interest. This loan is deemed to be equity under the Spanish Corporations Law and may not be converted into capital (see Note 13).

In addition, Sogecable, S.A. subscribed, together with its shareholders, a subordinated loan of €175 million to reinforce the Company's financial structure. As of December 31, 2003, Telefónica de Contenidos, S.A.U. had subscribed €172.5 million of this subordinated loan. The loan, which matures in nine years, generates 10.28% annual interest and includes in its remuneration the issuance of *warrants* representing 1% of the Company's capital stock (see Note 13).

In August 2003, Sogecable, S.A. entered into an agreement with a group of credit institutions for a €1,350 million loan and syndicated credit facility that matures in December 2010. This transaction comprises a €1,250 million long-term loan and a €100 million credit facility drawable over the term of the loan (see Note 15).

The aforementioned bank funding, together with the funds contributed by the shareholders, have enabled the Sogecable Group to restructure its financial situation, to perform the required operational restructuring - a process which was ongoing at the closing date of these financial statements-, and to guarantee the Group's future development.

In the framework of this integration process, Sogecable Group management prepared a long-term business plan, which considered, inter alia, matters relating to the Group's future strategy, compliance with the conditions for the integration established by the Council of Ministers, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Sogecable Group in the pay television market in Spain.

The assumptions used in this business plan, which were generally conservative, related to matters such as the penetration of pay television in Spain, the Sogecable Group's share in this penetration, the evolution of the number of subscribers and of the prices of the services offered by the Group, and the general trend in costs, in particular programming costs. In this connection, the projection for the long-term penetration of pay television in Spain, as far ahead as 2013, is several points below the current penetration rates in neighboring countries. Also, these rates are generally lower than those projected by independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that, despite the fact that the Group incurred significant losses in 2003, mainly as a result of the aforementioned restructuring process, and although this plan foresees that losses will continue to be incurred, albeit to a lesser extent, the Group will report rising earnings figures at medium term which, together with its legal restructuring, will enable the recovery, in a period not exceeding ten years, of the tax assets recorded both by Sogecable, S.A. (see Note 9) and by DTS Distribuidora de Televisión Digital, S.A. and CanalSatélite Digital, S.L. Also, the results of the business plan projections indicate that, in view of the Group's current financing arrangements and the funds currently available to it, it will not be necessary to obtain additional financing.

(3) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

True and fair view-

The accompanying financial statements, which were obtained from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. These 2003 financial statements, once prepared by the Company's directors, will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes. The 2002 financial statements were approved by the Shareholders' Meeting on May 13, 2003.

(4) ALLOCATION OF LOSS

The Company's directors propose to allocate the 2003 loss to the "Accumulated Losses" caption.

(5) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying financial statements for 2003 were as follows:

a) *Start-up expenses-*

Start-up expenses, which comprise preopening and new television channel launch expenses, are recorded at cost and amortized over the life of the channels, based on the projected number of subscribers.

The capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

b) *Intangible assets-*

The "Intellectual Property" account reflects the amounts paid for the acquisition of the right to use certain trademarks or for the registration thereof. The "Computer Software" account includes the direct costs incurred in developing computer software billed by the Company's investee Centro de Asistencia Telefónica, S.A. and the acquisition cost of software applications acquired from third parties. The balances of these two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed.

The "Audiovisual Rights" account includes the following items:

- Amounts paid for film productions. The amortization of these amounts, which is based on the revenues generated by the related production, starts to be taken immediately after the date on which the production is premièred at a movie theater.

- The acquisition cost of television distribution rights. In this case, the rights are amortized by the declining-balance method based on the duration of the rights under each contract.

- Advances to suppliers of audiovisual rights, which will be recovered at long term.

- The cost of various long-term audiovisual and publicity rights, including both the cost of rights currently being exercised and the cost of the options to exercise these rights in the future. These rights are amortized on the basis of the estimated revenues obtained therefrom, over the term of the related contracts. At the date of preparation of these financial statements no decision had been made not to exercise these options.

c) *Tangible fixed assets-*

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Analog decoders	10
Adapters and keys	7

The Company also records allowances for the net book value of the decoders, adapters and keys that are not in a fit state to be used by it.

d) Long-term investments-

Holdings in investees and minority investments in other companies are valued at the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the possible unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

In the case of the investment in DTS Distribuidora de Televisión Digital, S.A., the cost at which the shares received as non-monetary contribution in the process described in Note 2 are recorded, is the value indicated on the public capital increase deed (see Note 9).

When the underlying book value of the holdings is negative, the Company records the difference between that value and the cost of the holdings net of the investment valuation allowance under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheets.

Since the Company is the head of a group, it is obliged under current legislation to prepare separate consolidated financial statements. The effect of consolidation, with respect to the accompanying individual financial statements, was to increase reserves and loss for the year by approximately €3,066,000 and approximately €8,927,000, respectively, and to increase assets and net sales by approximately €400,961,000 and €429,429,000, respectively.

e) Treasury stock-

Treasury stock is valued at cost, comprising the total amount paid for acquisition plus the related expenses. Any valuation adjustments that arise if the year-end market value is lower than acquisition cost are expensed currently.

Additionally, although the shares of treasury stock were not acquired in order to be subsequently retired (see Note 20), if the underlying book value of these shares is lower than their acquisition cost and market value, the Company values them at their underlying book value, in accordance with the ruling published in Issue 48 (December 2001) of the Official Gazette of the Spanish Accounting an Audit Institute (BOICAC). Consequently, the Company records a provision against the reserve recorded for treasury stock.

f) Deferred charges-

The Company has recorded under this caption in the balance sheet as of December 31, 2003, the arrangement costs for the loan and syndicated credit facility entered into in the year and described in Note 15, which will be allocated to the statement of operations at long term, on a straight-line basis over the term of the facility.

The costs which, based on the aforementioned method, will be allocated to the 2004 statement of operations, are recorded under the "Accrual Accounts" caption on the asset side of the accompanying balance sheet as of December 31, 2003.

g) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

The broadcasting rights are allocated to income as follows:

1. Film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing per the Company's audience surveys. The percentages of amortization applied to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis over the various showings.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as amortization when they are broadcast.

When DTS Distribuidora de Televisión Digital, S.A. was included in the Sogecable Group and the "Digital+" unified program offering was launched, this company sold most of its external production rights (movies, series and other) for their book value (approximately €189,311,000), to Sogecable, S.A., its majority shareholder, which holds most of the rights for the programming of the Group's various in-house production channels. In keeping with its normal method for recognizing external programming rights, the Company recorded the amounts billed by DTS Distribuidora de Televisión Digital, S.A. and not yet amortized, as described above, under the "Inventories" and "Other Accounts Receivable" captions in the accompanying balance sheet as of December 31, 2003.

Also, the Company records the expense relating to the cost of inventories whose broadcasting rights have expired or whose recovery value is appreciably lower than cost.

h) Deferred revenues-

The revenues from services to be provided at long term and paid by third parties as of December 31, 2003, which are also recorded under this caption in the accompanying balance sheet, are allocated to income when they are earned.

The amounts relating to these services that will be allocated to the 2004 statement of operations are recorded under the "Accrual Accounts" caption on the liability side of the accompanying balance sheet as of December 31, 2003.

i) Guarantee deposits received-

The deposits received as guarantees for the analog decoder equipment are recorded at short or long term on the basis of the estimated claim ability of this liability.

j) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Company as current liabilities and those maturing at over 12 months as long-term debt.

k) Corporate income tax-

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Parent Company of the tax group.

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits.

As of December 31, 2003, the Company recorded in the accompanying statement of operations a corporate income tax revenue for the year amounting to approximately €142,696,000. Also, the "Corporate Income Tax" caption in the accompanying statement of operations includes a period provision amounting to approximately €51,902,000 to recognize early the corporate income tax expense and thus reduce the future tax burden.

The application of the consolidated tax regime led to the generation of certain taxes receivable for the Group and to timing differences derived from variations in the allowances for the decline in value of the holdings in companies in the consolidated tax group. The Company records the related amounts under the "Other Long-Term Loans" caption in the accompanying balance sheet as of December 31, 2003. These amounts are expected to be offset by income generated in future years (see Note 2).

l) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates then prevailing, in the event of exchange losses, which are charged to income for the year. Exchange gains are not recognized as revenues until they are realized.

ll) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(6) START-UP EXPENSES

The transactions recorded in 2003 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/02	**9,479**	**3,318**	**12,797**
Additions	-	39	39
Amortization	(1,774)	(2,121)	(3,895)
Balance at 12/31/03	**7,705**	**1,236**	**8,941**

(7) INTANGIBLE ASSETS

The transactions recorded in 2003 in the various intangible asset accounts and the related accumulated amortization and allowances are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/02	Additions	Retirements or Transfers	Balance at 12/31/03
Cost-				
Intellectual property	693	74	-	767
Computer software	29,994	1,318	293	31,605
Audiovisual rights	166,797	12,088	(12,155)	166,730
Total cost	**197,484**	**13,480**	**(11,862)**	**199,102**
Accumulated amortization-				
Intellectual property	452	87	-	539
Computer software	19,956	3,725	-	23,681
Audiovisual rights	69,570	8,483	-	78,053
Total accumulated amortization	**89,978**	**12,295**	**-**	**102,273**
Allowances	**476**	**-**	**-**	**476**

The retirements from the "Audiovisual Rights" caption in 2003 relate mainly to options for the exploitation in future years of certain audiovisual rights. The Company chose not to exercise these options, whose exercise period expired in 2003. The retirement of these assets was recorded under the "Extraordinary Expenses" caption in the accompanying 2003 statement of operations (see Note 17).

The "Audiovisual and Sports Rights" account includes an amount of approximately €36,385,000 relating to the net book value of the acquisition cost, in 2001, of the right to commercially exploit 10% of all the rights of Real Madrid Club de Fútbol, including publicity rights of the club, its players and merchandising through June 2013.

As of December 31, 2003, the Company had totally amortized intangible assets amounting to approximately €63,682,000.

(8) TANGIBLE FIXED ASSETS

The transactions recorded in 2003 in the various tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/02	Additions	Retirements and Transfers	Balance at 12/31/03
Cost-				
Decoders, keys and adapters	135,269	-	-	135,269
Construction in progress	276	85	(293)	68
Total cost	**135,545**	**85**	**(293)**	**135,337**
Accumulated depreciation-				
Decodifiers, keys and adapters	129,051	2,147	-	131,198
Total Depreciation	**129,051**	**2,147**	**-**	**131,198**

As of December 31, 2003, the Company had fully depreciated tangible fixed assets in use amounting to approximately €95,276,000.

(9) LONG-TERM INVESTMENTS

The transactions recorded in 2003 in the various long-term investment accounts and the related allowances are summarized as follows:

	Thousands of Euros				
	Balance at 12/31/02	Additions	Retirements	Transfers	Balance at 12/31/03
Investments in Group companies	542,365	517,230	(41,647)	-	1,017,948
Investments in associated companies	122,682	15,890	(64,063)	8,133	82,642
Loans to Group companies	56,967	926,751	(120,472)	-	863,246
Loans to associated companies	17,019	3,606	(1,580)	(14,253)	4,792
Other long-term receivables	-	-	-	3,060	3,060
Other long-term loans	137,656	183,455	(965)	-	320,146
Deposits and guarantees	264	-	(8)	-	256
Allowances	(464,244)	(223,054)	49,886	-	(637,412)

a) Direct investments in Group and associated companies

The information on the Group and associated companies, in which the Company holds direct investments, is presented in Exhibit I to these financial statements.

The main transactions carried out in 2003 were as follows:

- As indicated in Note 2, on May 13, 2003, the Company's Shareholders' Meeting resolved to issue 28,981,121 new shares, with exclusion of the preferential subscription rights of the then shareholders of Sogecable, S.A., since these shares were issued specifically for the shareholders of DTS Distribuidora de Televisión Digital, S.A. and the consideration for the issuance consisted in full of the nonmonetary contribution of the shares of Vía Digital.

  The capital increase was carried out on July 2, 2003, with an issue price of €15.51 per share, the amount of the issue coinciding with the value of the shareholders' equity of DTS Distribuidora de Televisión Digital, S.A. at that date. The capital increase was subscribed to by all the shareholders of DTS Distribuidora de Televisión Digital, S.A. (disregarding the shares of treasury stock), who contributed the shares held by them in this company. Following this transaction, Sogecable, S.A. owns 99.99% of the capital stock of this company and has recorded this investment at a cost of approximately €449,489,000, the value assigned to the nonmonetary contribution of these shares and stated as such in the related capital increase deed.

- On July 10, 2003, Sogecable, S.A. acquired, for approximately €47,962,000, 45% of the capital stock of Sogepaq, S.A. from StudioCanal, S.A., a Groupe Canal+ subsidiary, thereby exercising the purchase option included in the June 2001 agreement under which StudioCanal, S.A. acquired this holding in Sogepaq, S.A. from Sogecable. As a result of this acquisition, Sogecable, S.A. regained a 100% ownership interest in this company. As of December 31, 2003, in view of the time elapsed and in accordance with the principle of utmost prudence, Sogecable, S.A. adjusted the value of the cost of its holding to the book value of this company's shareholders' equity, and recorded approximately €41,647,000 relating to the difference between the two amounts under the "Extraordinary Expenses" caption in the accompanying statement of operations (see Note 17).

- On May 13, 2003, the Shareholders' Meeting of Gestión de Derechos Audiovisuales y Deportivos, S.A. resolved to increase capital by €11,972,802 through the issuance of 1,995,467 shares of €6 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- On May 13, 2003, the Shareholders' Meeting of Compañía Independiente de Televisión, S.L. resolved to increase capital by €4,309,800 through the issuance of 28,732 new shares ("participaciones") of €150 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- On May 13, 2003, the Shareholders' Meeting of Plataforma Logística de Usuarios de Sogecable, S.L. resolved to increase capital by €2,469,788 through the issuance of 1,234,894 new shares ("participaciones") of €2 par value each, of which €2,464,788 were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- On May 13, 2003, the Shareholders' Meeting of Centro de Asistencia Telefónica, S.A. resolved to increase capital by €1,033,740.64, through the issuance of 172 new shares of €6,010.12 par value each, of which €1,027,730.52 were subscribed by Sogecable S.A.

- On December 11, 2003, the Shareholders' Meeting of Real Madrid Multimedia, S.L. resolved to increase capital by a total amount of €4,024,982 through the disbursement of €2,012,491 by Real Madrid Club de Fútbol in cash, and of €2,012,491 by Sogecable, S.A., through the conversion into equity of net claimable debt which, at the date of the resolution, was recorded under the "Long-Term Investments - Loans to Associated Companies" caption in the balance sheet. At the same meeting it was resolved to reduce capital by approximately €7,664,000, to offset accumulated losses.

It was also resolved to carry out a second capital increase, comprising €2,448,254 of capital and €9,793,016 of additional paid-in capital, of which a total amount of €6,120,635 was contributed by Sogecable, S.A. through the conversion into equity of net claimable debt which, at the date of the resolution, was recorded under the "Long-Term Investments - Loans to Associated Companies" caption in the balance sheet.

- On December 23, 2003, Sogecable, S.A. sold to Real Madrid Club de Fútbol its 50% holding in Real Madrid Multimedia, S.L. for one euro. The loss on this transaction, amounting to approximately €6,124,000, was recorded under the "Extraordinary Expenses" caption in the accompanying 2003 statement of operations (See Note 17).

- In 2003 the Company disbursed approximately €15,889,000 relating to its 60% holding in Canal+ Investments, Inc., a company resident in the United States that engages directly or indirectly in film production, through a joint venture with Warner. This contribution was made on the terms envisaged by the shareholders of this company, which include that of Sogecable, S.A. not making any further contributions in the future.

- In 2003 Sogecable, S.A. acquired from Telefónica de Contenidos, S.A.U., for one euro, 99.9% of Euroleague Marketing, S.L. This company, whose registered office is in Madrid, engages in the distribution of audiovisual and sports rights. As of the date of preparation of these financial statements, the Company was negotiating with third parties the sale of a significant portion of this holding.

- In 2003 Sogecable, S.A. sold its 3.19% holding in the capital stock of Canal+ Technologies to Thomson Multimedia, this company's main shareholder, for €10,000,000. Since as of December 31, 2002, the Group had recorded, in accordance with the accounting principle of prudence, an extraordinary allowance of approximately €41,460,000 for the decline in value of this holding to adjust its value to market, the Company retired the cost of its holding in this company and used the related allowance, recording the gain on the transaction under the "Extraordinary Revenues" caption in the accompanying statement of operations as of December 31, 2003.

The Company included under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet as of December 31, 2003, the following amounts relating to the difference between the underlying book value of its holdings in the companies listed below and the net cost of the related investment valuation allowances:

	Thousands of Euros
Gestión de Derechos Audiovisuales y Deportivos, S.A.	39,114
Compañía Independiente de Televisión, S.L.	799
Euroleague Marketing, S.L.	1,037
Compañía Independiente de Noticias de Televisión, S.L.	2,769
	43,719

b) Indirect investments in Group and associated companies

			Thousands of Euros	
	Registered Office	% of Ownership	Capital as of 12/31/03	Shareholders' Equity as of 12/31/03
Cinemanía, S.L.	Avda Artesanos, Tres Cantos, Madrid	90%	601	2,200
Sogecable Fútbol, S.L.	Avda Artesanos, Tres Cantos, Madrid	99.99%	601	(2,588)
Sogecable Música, S.L. (*)	Gran Vía, 32, Madrid	50%	1,202	1,684
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	80%	6,220	(38,684)
Fox Kids España, S.L. (*)	Avda Artesanos, Tres Cantos, Madrid	50%	301	3,046
StudioCanal Spain, S.L. (*)	Avda Artesanos, Tres Cantos, Madrid	26.95%	2,300	2,485
Vía Atención Comunicación, S.L.	C/ Alcala, Madrid	100%	2,000	(1,798)
Vía Interactiva, S.L.	Pozuelo de Alarcón, Madrid	100%	3	3

(*) Companies not audited at the date of these financial statements

The main transactions in 2003 involving indirect holdings were as follows:

- On November 30, 2003, the Shareholders' Meeting of Cinemanía, S.L. resolved to increase capital by approximately €3,186,000, through the issuance of 53,011 new shares of €60.10 par value each. At the same time the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- On May 13, 2003, the Shareholders' Meeting of Sogecable Fútbol, S.L. resolved to increase capital by approximately €6,099,000, through the issuance of 101,646 new shares ("participaciones") of €60 par value each, which were fully subscribed and paid by its shareholders. At the same time the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- Through June 30, 2003, Sogecable, S.A. owned all the shares of Canal Estilo, S.L. through its subsidiaries Compañía Independiente de Televisión, S.L. and Cinemanía, S.L. On May 13, 2003, the Shareholders' Meeting of Canal Estilo, S.L. resolved to increase capital by approximately €1,829,000 and at the same time to reduce it by approximately €445,000 to offset accumulated losses.

  On June 30, 2003, the Sogecable Group and Discovery Spanish Ventures, S.L. entered into an agreement whereby the latter acquired from the former all the shares of Canal Estilo, S.L.

- As part of the agreements between Telefónica and Sogecable, S.A. described in Note 2, on July 16, 2003, Sogecable, S.A., through its subsidiary Gestión de Derechos Audiovisuales y Deportivos, S.A., acquired, for one euro, a 40% holding in the capital of Audiovisual Sport, S.L., which through that date had been owned by Gestora de Medios Audiovisuales Fútbol, S.L., a Telefónica Group company. As a result of this acquisition, Sogecable, S.A. indirectly owns 80% of this company. Audiovisual Sport, S.L. is the company holding the audiovisual rights of the Spanish first and second division soccer clubs for the television broadcasting of the League and Knockout Cup competitions.

  On October 23, 2003, the Shareholders' Meeting of Audiovisual Sport, S.L. resolved to increase capital by approximately €14,995,000, through the conversion of loans from shareholders, of which approximately €11,996,000 related to Gestión de Derechos Audiovisuales y Deportivos, S.A. At the same time it was resolved to reduce capital by approximately €82,249,000 to offset accumulated losses.

  As of December 31, 2003, as a result of its accumulated losses, this company had negative net worth. Sogecable, S.A. will maintain the financial support required to restore this company's net worth equilibrium, based on its percentage of ownership.

- Sogecable, S.A. also holds indirect investments in Vía Atención Comunicación, S.L. and Vía Interactiva, S.L., which are 99.9% owned by DTS Distribuidora de Televisión Digital, S.A.

c) Long-term loans to Group companies

The detail of the long-term loans to Group companies as of December 31, 2003, is as follows:

	Thousands of Euros
DTS Distribuidora de Televisión Digital, S.A.	392,450
CanalSatélite Digital, S.L.	220,287
Audiovisual Sport, S.L.	143,188
Gestión de Derechos Audiovisuales y Deportivos, S.A.	55,677
Servicios Técnicos de Sogecable, S.L.	27,650
Sogepaq, S.A.	15,677
Other	8,317
	863,246

In 2003, within the framework of the financial restructuring plan of the Sogecable Group (see Note 2), most of the accounts payable to credit institutions by the various Group companies were settled. To this end, these companies had the financial support of Sogecable, S.A., which loaned them the amounts required to carry out the restructuring plan. The most significant loans to Group companies earn interest at market rates.

d) Long-term loans to associated companies

As of December 31, 2003, the "Long-Term Loans to Associated Companies" account included the participating loan amounting to approximately €4,791,000 granted by the Company to Compañía Independiente de Noticias de Televisión, S.L. This loan earns interest at market rates.

e) Other long-term receivables

As of December 31, 2002, the "Long-Term Loans to Associated Companies" caption included a long-term account receivable from Real Madrid Multimedia, S.L., in which Sogecable, S.A. had a 50% ownership interest, amounting to approximately €12,197,000, relating to the amounts paid by Sogecable, S.A. on behalf of this company under the rights exploitation contracts to which Real Madrid Multimedia, S.L. was subrogated with respect to both the rights and obligations pertaining thereto.

This account receivable increased in 2003 due to payments made by the Company on behalf of Real Madrid Multimedia, S.L. in connection with the aforementioned contracts, amounting to approximately €3,606,000. As indicated under letter a) above, in 2003 these long-term receivables were partially offset (approximately €8,133,000) through the contribution of this amount as disbursements in the capital increases at the subsidiary. A portion of these receivables, amounting to approximately €1,549,000, was also repaid in 2003.

Consequently, as of December 31, 2003, the total amount payable by Real Madrid Multimedia, S.L. to Sogecable, S.A. in this connection amounted to approximately €6,120,000, for which Real Madrid Multimedia, S.L. provided the Company with two promissory notes, each covering 50% of the amount owed. These notes mature on June 30, 2004 and June 30, 2005, respectively, and are guaranteed by Real Madrid Club de Fútbol.

As of December 31, 2003, this caption in the accompanying balance sheet included the portion of the aforementioned account receivable maturing at long term, once the investment held by Sogecable, S.A. in this company had been sold (see letter a) of this Note). The portion of this account receivable maturing at short term is included in the "Current Assets - Other Accounts Receivable" caption in the accompanying balance sheet as of December 31, 2003.

f) Other long-term loans

The variations in 2003 in the tax asset and prepaid tax accounts recorded by the Company, as indicated in Notes 2 and 5-k, were as follows:

	Thousands of Euros			
	Balance at 12/31/02	Additions	Retirements	Balance at 12/31/03
Tax assets	99,405	151,000	(965)	249,440
Prepaid taxes	38,251	32,455	-	70,706
Total	**137,656**	**183,455**	-	**320,146**

(10) BALANCES AND TRANSACTIONS WITH GROUP AND ASSOCIATED COMPANIES

As of December 31, 2003, the balances of these captions in the accompanying balance sheet arose basically from the commercial transactions and loans between the Company and the Group and associated companies, other than those indicated in Note 9 above, and from the transfers of funds and the payments and collections made by these companies.

These accounts receivable and payable are classified as short-term because the Company's directors consider that they will be offset within a period of 12 months as a result of its current transactions with Group and associated companies.

The "Receivable from Group Companies" caption as of December 31, 2003, includes various accounts receivable relating to commercial transactions and loans granted, most notably those receivable from Servicios Técnicos de Sogecable, S.L. (approximately €53,999,000), from Gestión de Derechos Audiovisuales y Deportivos, S.A. (approximately €51,340,000), from Cinemanía (approximately €31,884,000), and from CanalSatélite Digital, S.L. (approximately €31,036,000).

The "Payable to Group Companies" caption as of December 31, 2003, includes various accounts payable, most notably those payable to CanalSatélite Digital, S.L. (approximately €60,314,000), and to Gestión de Derechos Audiovisuales y Deportivos, S.A. (approximately €43,537,000).

The detail of the transactions with Group and associated companies in 2003 is as follows:

	Thousands of Euros			
	Services Provided	Financial Revenues	Procurements	Other Operating Expenses
Group companies	504,462	35,854	136,819	69,737
Associated companies	51,790	236	54,782	20,393
	556,252	**36,090**	**191,601**	**90,130**

(11) SUNDRY ACCOUNTS RECEIVABLE

The balance of this caption in the accompanying balance sheet as of December 31, 2003, includes mainly the advances paid to various suppliers for the acquisition of audiovisual rights.

(12) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2003 are summarized as follows:

	Thousands of Euros						
	Capital Stock	Additional Paid-In Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Accumulated Losses	Loss for the Year
Balance at December 31, 2002	**194,048**	**144,561**	**12,533**	**591**	**47,221**	**(45,102)**	**(58,537)**
Allocation of 2002 loss	-	-	-	-	-	(58,537)	58,537
Capital increase	57,961	391,528	-	-	-	-	-
Transfer of reserves	-	-	-	2,992	(2,992)	-	-
Provision for treasury stock	-	-	-	(2,934)	-	-	-
2003 loss	-	-	-	-	-	-	(320,702)
Balance at December 31, 2003	**252,009**	**536,089**	**12,533**	**649**	**44,229**	**(103,639)**	**(320,702)**

Capital increase in the year-

Within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, on May 13, 2003, the Shareholders' Meeting resolved to increase capital through the issuance of 28,981,121 new common shares of €2 par value each, to be paid in full through the nonmonetary contribution of the shares of DTS Distribuidora de Televisión Digital, S.A. It was resolved to suppress the preferential subscription right to which the Company's then shareholders were entitled, since the increase was intended for the shareholders of DTS Distribuidora de Televisión Digital, S.A., and it was anticipated that the shares would possibly not be subscribed in full.

The Shareholders' Meeting empowered the Board of Directors, which, in turn, empowered the Executive Committee to set the amount of additional paid-in capital. On June 17, 2003, the Executive Committee definitively fixed additional paid-in capital at €13.51 per share and, accordingly, the issue price was set at €15.51 per share. Thus, the amount of the capital increase at Sogecable, S.A. coincided with the value of the shareholders' equity of DTS Distribuidora de Televisión Digital, S.A. at the estimated transaction date.

The prospectus for the transaction was verified by the Spanish National Securities Market Commission on July 1, 2003. The capital increase was performed on July 2, 2003, and was subscribed to by all the shareholders of DTS Distribuidora de Televisión Digital, S.A. Since this company owned 1,250 shares of treasury stock, the number of new Sogecable, S.A. shares subscribed amounted to 28,980,629, at the agreed-upon issue price of €15.51. These shares were admitted to listing on the Spanish computerized trading system (continuous market).

Capital stock-

Following the aforementioned capital increase, as of December 31, 2003, the capital stock consisted of 126,004,382 fully subscribed and paid registered shares of €2 par value each.

The detail of the Company's shareholders and of their respective percentages of ownership as of December 31, 2003, is as follows:

	Percentage of Ownership
Telefónica de Contenidos, S.A.U.	22.23
Promotora de Informaciones, S.A.	19.71
Groupe Canal+, S.A. (France)	8.62
Other	49.44
	100.00

As of the date of preparation of these financial statements, Vivendi Universal, which owns all the shares of Groupe Canal+ S.A., had acquired all the shares held by this company in the capital stock of Sogecable, S.A.

Additional paid-in capital-

The additional paid-in capital balance as of December 31, 2002 arose in 1999, when the Executive Committee of Sogecable, S.A., with the prior authorization of the Board of Directors (which in turn had previously been authorized by the Shareholders' Meeting), resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On July 21, 1999, the Company's shares were admitted to listing on the Spanish computerized trading system (continuous market).

The additions in 2003 relate to the aforementioned capital increase, in which 28,980,629 new shares of €2 par value each were subscribed. These shares were fully subscribed and paid through the nonmonetary contribution of the shares of DTS Distribuidora de Televisión Digital. Additional paid-in capital in this increase amounted to €13.51 per share.

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Parent Company, a restricted reserve must be recorded on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Parent Company included in assets. This reserve must be maintained until the shares have been disposed of or retired.

As of December 31, 2003, the reserve for treasury stock amounted to €649,000, which was the acquisition cost of the treasury stock held by the Company, net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2003, represented 0.15% of the capital stock.

Also, as of December 31, 2003, although the shares of treasury stock were not acquired for subsequent retirement (see Note 20) and the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value and, accordingly, a provision of €4,009,000 was recorded with a charge to the "Reserves for Treasury Stock" caption.

(13) LOANS FROM SHAREHOLDERS

a) Participating loans from shareholders.

Within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, the Company's reference shareholders, Promotora de Informaciones, S.A. (PRISA), Telefónica de Contenidos, S.A.U. and Groupe Canal+, S.A., agreed to contribute to the financing of the Company, each contributing €50,000,000 to a participating loan of €150,000,000, arranged on July 10, 2003, which matures at ten years and bears annual interest of 11%.

This caption in the accompanying balance sheet as of December 31, 2003, includes, in addition to the principal of €150,000,000, the accrued interest payable which, in accordance with the conditions of the agreements entered into, was capitalized since the conditions for its settlement had not been met.

In accordance with current legislation, the participating loans represent a liability for the Company; however they will be treated as equity for the purposes of capital reduction and the liquidation of companies provided for in Articles 163 and 260 of the revised Corporations Law.

b) Subordinated loan from shareholders.

Also, within the framework of the implementation of the agreements reached between Sogecable, S.A. and Telefónica, described in Note 2, for the purpose of contributing to the financing of the integration process, Sogecable, S.A. offered its shareholders the possibility of participating in a subordinated loan of €175,000,000 to the Company. This loan was fully subscribed on August 19, 2003, the main participant being Telefónica de Contenidos, S.A.U., with an amount of approximately €172,493,000.

The subordinated nature of this loan relates mainly to the fact that any amount owed thereunder will be conditional upon the meeting of the payment obligations claimable at any time under the syndicated loan entered into by the Company with a group of credit institutions, as described in Note 15. This subordinated loan matures in nine years and bears 10.28% annual interest.

In addition to the fixed remuneration for the subordinated loan, on subscription thereof, the Company delivered warrants conferring purchase option rights on shares of Sogecable, S.A. with no additional disbursement other than repayment of the loan. Each warrant delivered grants the right to acquire one share of Sogecable, S.A. at a price of €26 on maturity of the subordinated loan. At the exercise date of the warrants, Sogecable, S.A. may opt to hand over shares of the Company at the established exercise price or to settle the difference between the market value of the shares and this exercise price. In any case, in May 2003 the Shareholders' Meeting authorized the Board of Directors, should the case arise, to perform a capital increase to cover this issue.

This caption in the accompanying balance sheet as of December 31, 2003, includes, in addition to the principal of €175,000,000, the accrued interest payable which, in accordance which the terms of the contract, was capitalized since the conditions for its settlement had not been met.

(14) GUARANTEE DEPOSITS RECEIVED

The "Long-Term Debt - Long-Term Guarantee Deposits Received" and "Current Liabilities - Short-Term Guarantee Deposits Received" captions in the accompanying balance sheet as of December 31, 2003, include the guarantee deposits received from subscribers to Canal+ through January 18, 1998. Cancellations in 2003 amounted to approximately €4,941,000. The balances of these captions as of December 31, 2003, amounted to €22,133,000.

As of December 31, 2003, the Company had recorded under the "Current Liabilities - Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in the following year based on prior years' experience.

(15) PAYABLE TO CREDIT INSTITUTIONS

As of December 31, 2003, the Company had the following payables to credit institutions:

	Thousands of Euros		
	Limit Granted	Amount Drawn Down Maturing at Short Term	Amount Drawn Down Maturing at Long Term
Loan and syndicated credit facility	1,350,000	-	1,100,000
Other credit facilities	20,000	13,782	-
	1,370,000	**13,782**	**1,100,000**

As indicated in Note 2, in August 2003 Sogecable, S.A. entered into an agreement with a group of credit institutions for a loan and syndicated credit facility amounting to €1,350,000,000, which matures at seven-and-a-half years and is repayable in 20 consecutive quarterly payments of increasing amounts. Repayment will commence in 2006 with payments totaling €100,000,000, followed by further payments totaling €225,000,000 in 2007, and the final payment will be made in December 2010. This transaction comprises a €1,250 million long-term loan and a €100 million credit facility drawable over the term of the loan. The objective of the syndicated loan is to restructure the financial debt of the Sogecable Group, including DTS Distribuidora de Televisión Digital, S.A. and Audiovisual Sport, S.L., and to finance the launch of "Digital+" and the Group's operational restructuring.

The interest rate applicable to this loan and syndicated credit facility is Euribor plus a spread, initially set at 2.5% but which may be reduced to 0.9% should the Sogecable Group comply with certain financial conditions. The Company has arranged certain interest rate caps, as stipulated in the agreement.

This loan agreement stipulates that the Group must comply with certain obligations, including a credit entities indebtedness limit, other than that of the agreement, of €50,000,000, and restrictions on the guarantees and financing that the Sogecable Group may provide to non-significant subsidiaries and to third parties, on modifications to the control, structure and shareholdings of the Company, on the sale or disposal by Sogecable, S.A. of shares or ownership interests in significant Group companies, on the distribution of dividends, except in certain cases, and on the sale or disposal of significant assets of these companies. The Company must also comply with certain financial ratios during the term of the loan. Company management considers that all obligations under this agreement have been met to date.

This agreement is jointly and severally guaranteed by the Sogecable Group companies which, in accordance with certain parameters established in the agreement, were considered to be significant subsidiaries at the time the agreement was entered into, namely: CanalSatélite Digital, S.L., DTS Distribuidora de Televisión Digital, S.A., Sociedad General de Cine, S.A., Audiovisual Sport, S.L., Servicios Técnicos de Sogecable, S.L., Sogepaq, S.A. and Gestión de Derechos Audiovisuales y Deportivos, S.A.

Under the agreement, as security for the loan a mortgage was taken out on the property owned by the Sogecable Group in the locality of Tres Cantos (Madrid), which serves as the headquarters of Sogecable, S.A. Also, pledges were arranged on all the shares and holdings owned by Sogecable, S.A. and Gestión de Derechos Audiovisuales y Deportivos, S.A. in the other significant companies and loan guarantors, and on trademarks and other intangible and tangible fixed assets and present and future financial claims as provided for by the contract.

The total amount maturing in 2004 includes the balances drawn down of certain credit lines maturing at over one year, although annual extensions are stipulated in the contracts, and, accordingly, the Company recorded them under the "Current Liabilities - Payable to Credit Institutions" caption in the accompanying balance sheet as of December 31, 2003.

As of December 31, 2003, the Company was guaranteeing various credit facilities arranged by several Group companies for a total limit of €10,000,000, of which approximately €5,035,000 had been drawn down.

Also, as of December 31, 2003, the Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their respective percentages of ownership, this company's long-term debts to credit institutions (bearing interest at market rates) up to a limit of approximately €42,000,000, of which €40,000,000 had been drawn down.

In addition, as of December 31, 2003, the Company was guaranteeing, for €6,300,000, the credit facility that Compañía Independiente de Noticias de Televisión, S.L. has arranged with credit institutions for a total limit of €7,200,000, of which approximately €6,313,000 had been drawn down as of December 31, 2003.

(16) TAX MATTERS

Corporate income tax is calculated on the basis of the result per books determined by application of generally accepted accounting principles, which does not necessarily coincide with the taxable base.

In 1996 the Company started to file consolidated tax returns pursuant to Corporate Income Tax Law 43/1995. As of December 31, 2003, Sogecable, S.A. was the Parent Company of the tax group, which included the following subsidiaries: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., Sogecable Fútbol, S.L., Cable Antena, S.A., Servicios Técnicos de Sogecable, S.L., Plataforma Logística de Usuarios de Sogecable, S.L. and CanalSatélite Digital, S.L.

The reconciliation of the loss per books for 2003 to the tax loss for corporate income tax purposes is as follows:

	Thousands of Euros
Loss for the year per books, before taxes	(411,496)
Timing differences	51,270
Permanent differences	47,274
Tax loss	**(312,952)**

Pursuant to current legislation, the consolidated tax group of which the Company is the Parent Company has 15 years in which to offset its tax losses, the detail of which by year is as follows:

Years	Thousands of Euros
1997	5,829
1998	46,541
1999	48,360
2000	24,063
2002	106,280
2003	404,359

Also, the consolidated tax Group has various unused tax credits amounting to approximately €27,952,000.

The Company has the last four years open for review by the tax inspection authorities for all the taxes applicable to it. No additional material liabilities are expected to arise for the Company in the event of a tax audit.

(17) REVENUES AND EXPENSES

The breakdown of the Company's net ordinary sales in 2003 is as follows:

	Thousands of Euros
Subscribers	417,485
Advertising	41,412
Other	280,899
	739,796

The Company makes purchases in foreign currencies for significant amounts that are not disclosed because of their strategic nature for the Company.

Employees-

The average number of permanent employees in 2003, by category, was as follows:

	Average Number of Employees
Managers	53
Department heads	64
Staff	897
	1,014

Under current labor regulations, the Company is required to make severance payments to employees terminated under certain conditions. The Company's Directors consider that no significant terminations will arise in the future and, accordingly, no provision was recorded in this connection in the accompanying balance sheet as of December 31, 2003.

Fees paid to auditors-

The fees for the audit of the Company's financial statements amounted to approximately €84,000. Additionally, the Company's auditors earned approximately €18,000 for providing other audit services and €88,100 for other services. These amounts are recorded under the "Other Operating Expenses" caption in the accompanying statement of operations for the year ended December 31, 2003.

Extraordinary expenses-

In addition to the extraordinary losses on fixed assets described in Notes 7 and 9 a), the Company recorded under this caption in the accompanying statement of operations extraordinary expenses totaling €151,560,000 relating to extraordinary losses incurred in the Group's operational restructuring process following the integration of DTS Distribuidora de Televisión Digital, S.A. and the launch of the "Digital+" unified program offering for the satellite television platform. These extraordinary restructuring expenses relate mainly to indemnification for the termination of certain audiovisual contents contracts and to extraordinary losses recorded to adjust the value of certain broadcasting rights whose recovery value is appreciably lower than cost.

(18) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2003 the Company's directors earned compensation amounting to €2,463,000.

Under the stock option plan involving Company shares described in Note 20, the Board members of Sogecable, S.A. have options to acquire Company shares representing 0.075% of the par value of the capital stock.

The Company has granted no advances or loans to its directors and does not have any pension commitments to them.

In 2003 the directors did not have any equity interests in the capital stock, did not form part of the managing bodies, and did not perform any activities for their own account or for the account of others, at any companies engaging in the provision of television services in Spain (which constitutes the Company's main corporate purpose) other than the companies forming part of the Sogecable Group, with the exception of the following directors, who have holdings in Promotora de Informaciones, S.A., which in turn has a 75% ownership interest in Promotora de Emisoras de Televisión, S.A., the detail being as follows:

Company Directors	Duties at PRISA	Ownership interest in PRISA
Jesús de Polanco Gutiérrez	Chairman	64.365 (*)
Juan Luis Cebrián Echarri	Managing director	0.616
Javier Díez de Polanco	Director	0.007
Gregorio Marañón Beltrán de Lis	Director	-
Francisco Pérez González	Director	0.012
Diego Hidalgo Schnur	Director	0.001
Javier Gómez-Navarro Navarrete	-	0.023

(*) Controlling interest assigned by the Spanish National Securities Market Commission.

Also, in 2003 the Company did not perform any transactions with its directors not relating to its normal business operations, and did not perform any transactions with them on terms other than normal market conditions.

(19) FUTURE COMMITMENTS

The Company has entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sports rights. These commitments cover the Company' programming needs in the related years.

As of December 31, 2003, the Company had payment commitments and collection rights in various currencies, the net amount of which totaled approximately €1,127,446,000. The schedule of the net payments under these commitments is as follows:

Year	Thousands of Euros
2004	305,512
2005	273,130
2006	222,947
2007	137,090
2008	74,432
Subsequent years through 2010	114,335
	1,127,446

The obligation to pay the amounts agreed-upon in the purchase agreements arises only if the suppliers fulfill all the contractually established terms and conditions.

These future payment commitments were estimated taking into account the contracts in force at the present date. In view of the Group's operational restructuring process currently underway and the renegotiation of certain contracts, these commitments might be lower than initially estimated.

(20) STOCK OPTION PLAN

On May 16, 2000 and May 13, 2003, the Shareholders' Meetings resolved to establish stock option plans for the Company's executive directors and executives, maturing in 2004, 2005 and 2006 and involving approximately 1,049,000 options. In order to cater for these stock option plans, in 2000 the Company acquired treasury stock representing 0.15% of the par value of capital stock. As of December 31, 2003, these shares were recorded in the Company's balance sheet at acquisition cost, adjusted to the underlying book value as of that date. Also, the Shareholders' Meetings authorized the Company's Board of Directors to carry out, where appropriate, the related capital increases, with exclusion of the preferential subscription right, to cover these option plans.

(21) LITIGATION AND CLAIMS IN PROGRESS

The cable operators (AUNA, ONO and AOC) and other third parties (Telecinco, Mediapark and Disney) filed appeals against the Council of Ministers Resolutions authorizing the integration of Vía Digital into Sogecable. Mediapark has withdrawn its appeal and the remaining appeals brought by the plaintiffs are still underway, although the Supreme Court has dismissed the applications by certain plaintiffs to have the resolutions stayed on an injunctive basis. The Company's directors and its internal and external legal advisers consider that no material liabilities will arise as a result of these appeals for which a provision has not been recorded, since the Supreme Court will reject the plaintiffs' claims.

Also, in January 2002 the Company was notified of the decision handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. This decision partially upheld the claim of these entities and was appealed against by the Company, leading to the Provincial Appellate Court decision, notified in December 2003, rejecting the appeal filed by the Company and upholding that of the management entities. There have been no further developments in these proceedings to date. The directors and external and internal legal advisers do not consider that any material liabilities will arise for the Company as a result of the outcome of these appeals.

(22) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are Sogecable, S.A.'s statements of changes in financial position for 2003 and 2002:

APPLICATION OF FUNDS	Thousands of Euros 2003	Thousands of Euros 2002
Funds applied in operations:		
Loss (Income) for the year	320.702	-
Add-		
Period depreciation and amortization	(18.337)	-
Variation in fixed asset allowances	(204.378)	-
Corporate income tax	90.794	-
	188.781	-
Fixed asset additions:		
Start-up expenses	39	1.635
Intangible assets	13.480	7.048
Tangible fixed assets	85	264
Long-term investments	1.054.747	126.097
Deferred charges	37.020	-
Other provisions for contingencies and expenses	270	-
Repayment and trasnfer of long-term debt	-	19.924
TOTAL FUNDS APPLIED	**1.294.422**	**154.968**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	**169.139**	**53.932**

SOURCE OF FUNDS	Thousands of Euros 2003	Thousands of Euros 2002
Funds obtained from operations:		
Income (Loss) for the year	-	(58.537)
Add-		
Period depreciation and amortization	-	18.970
Variation in fixed asset allowances	-	87.485
Corporate income tax		14.406
	-	62.324
Deferred revenues	33.283	-
Other provisions for contingencies and expenses	-	2.336
Long-term debt	1.237.456	81.694
Net fixed asset disposals or retirements:		
Intangible assets	12.155	661
Tangible fixed assets	-	7.534
Long-term investments	180.667	53.169
Decrease in deferred charges	-	1.182
TOTAL FUNDS OBTAINED	**1.463.561**	**208.900**
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	-	-

VARIATION IN WORKING CAPITAL	Thousands of Euros			
	2003		2002	
	Increase	Decrease	Increase	Decrease
Inventories		5.490	3.649	-
Accounts receivable	150.895	-	66.226	-
Short-term investments	-	-	-	2.352
Cash	-	2.968	3.199	-
Accrual accounts	-	17.669	-	2.638
Trade accounts payable	-	27.001	-	87.509
Other payables	71.372	-	73.357	-
TOTAL	**222.267**	**53.128**	**146.431**	**92.499**
VARIATION IN WORKING CAPITAL	**169.139**	-	**53.932**	-

(23) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Group Companies

INVESTEE	ADDRESS	LINE OF BUSINESS	NET BOOK VALUE (Thousands of Euros)	% OF OWNERSHIP	CAPITAL STOCK	RESERVES	INCOME (LOSS)
ısistencia Telefónica, S.A.	Albasanz, 75- Madrid	Services	2.715	99,70%	3.077	271	78
Derechos Audiovisuales y Deportivos, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Distribution of sports broadcasting rights	-	99,99%	19.232	10	(58.361)
A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Management and distribution of audiovisual rights	12.197	99,99%	18.030	(3.997)	1.050
te Digital, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	139.695	83,25%	270.893	(78.534)	(33.164)
eneral de Cine, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Production and management of audiovisual rights	6.010	99,99%	6.010	12.452	1.312
Independiente de Televisión, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Management and operation of audiovisual rights	-	99,99%	601	-	(1.387)
'utbol, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Operation of thematic television channels	3	0,01%	601	-	(3.189)
na, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Operation of thematic television channels	6.611	99,99%	1.953	1.023	1.688
écnicos de Sogecable, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	7.693	99,99%	12.621	(1.108)	(4.450)
Logística de Usuarios de Sogecable, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Internet services provider	-	99,99%	1.000	-	(1.101)
›uidora de Televisión Digital, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	346.060	99,99%	1.278.580	(669.031)	(263.380)

Associated companies

INVESTEE	ADDRESS	LINE OF BUSINESS	NET BOOK VALUE (Thousands of Euros)	% OF OWNERSHIP	CAPITAL STOCK	RESERVES	INCOME (LOSS)
somundo Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Showing of films	8.847	33,33%	29.360	(2.216)	(2.981)
Independiente de Noticias de Televisión, S.L.(*)	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	-	50,00%	1.442	(6.065)	(915)
: Marketing, S.L.(**)	Jorge Manrique, 12- MADRID	Distribution of audiovisual rights	-	99,99%	562	-	(1.477)
vestments, Inc.(*)	Beverly Hills, California, USA	Film production	29.902	60,00%	111.751	(46.579)	(15.334)
› de Distribución de Ocio y Cultura, S.A.(*)	Hermosilla, 112-MADRID	Mail order sales	1.142	25,00%	3.907	(35)	418
gefilms, A.I.E.	Marcelo Spinola, 8 - MADRID	Distribution of films	30	50,00%	60	-	-

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2003 MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS

FOR APPROVAL BY THE SHAREHOLDERS' MEETING

Business performance and situation of the Company

In 2003 Canal+ carried out a far-reaching updating process of its contents, which enabled it to significantly enhance the quality of the offering it distributes, mainly in digital format.

In addition to the contents enjoyed by the 548,000 subscribers to its analog offering, in 2003 Canal+ focused its efforts on improving the quality of its digital programming.

As a result, Canal+ continues to be the central feature of the DIGITAL+ multi-channel digital offering and has increased its contents through the creation of six new channels of the Canal+ family, which now features a total of nine channels broadcasting the main Spanish and international contents aimed specifically at satisfying the preferences of the Spanish market.

Furthermore, the traditional quality of Canal+ (available to subscribers through both analog and digital coding systems) is supplemented by its two multiplexed versions called "Canal+...30" and "Canal+...2". These two channels broadcast the best Canal+ contents (the former with time lag of thirty minutes and the latter with different programming structure) in different time slots to meet the requirements of their subscribers.

Traditional contents have also been enhanced with the launch of three channels focusing on film releases and a further three channels providing broad coverage of the top sporting and bullfighting events.

Thus, in 2003 Canal+ carried out a comprehensive restructuring of its offering, which it broadened it to satisfy all the preferences of its subscribers, who can find all the quality contents they wish to receive in the various Canal+ channels.

Thanks to this enormous effort, as of December 31, 2003, more than 1,926,000 Spanish households were receiving the services of Canal+, as compared with 1,818,000 at the beginning of the year. Canal+ still ranks as the undisputed leader among Spanish premium pay TV channels and is the main driver of development in this segment.

The increase in the offering in 2003 has enabled subscribers to view a far greater range of the major sporting events and of the major Spanish and international film premières. The sports programming has continued to provide exclusive live coverage of the best Spanish Soccer League and UEFA Champions League matches, and also of the principal Spanish and international sporting events, such as the NBA, Euroleague basketball, the Six Nations Rugby Tournament, the Rugby World Cup, the NFL and the NHL.

New films and series from the leading international distributors were also a basic feature of Canal+'s programming in 2003, which continued to firmly support Spanish and auteur cinema. Noteworthy in this connection was the television premières of "Harry Potter and the Chamber of Secrets", "The Lord of the Rings: the Fellowship of the Ring", "Tomb Raider", "Planet of the Apes" and "The Others".

Outlook

Following the inclusion of Telefónica de Contenidos, S.A. in Sogecable, S.A.'s shareholder structure due to the integration of Vía Digital in the Sogecable Group, the outlook for the Group as a whole is extremely promising. The launch of "DIGITAL+", which signified the rationalization of the Spanish pay television market, has enabled the Group to maintain its position as market leader. Sogecable, which bases this position on an ever-increasing subscriber base, allowing it to reinforce its leadership in terms of sales and contents, has become a key player in the development of pay television and film production and distribution in Spain.

The Company's future will foreseeably be characterized by sustained growth of its subscriber base for both analog and digital services. To this end, the Company will continue to strive to improve and enrich its program offering and to diversify its contents, by including the major Spanish and international film premières and providing extensive, top-quality coverage of the main news and sporting events.

Research and development activities

The Company is continuing to adapt its current management and broadcasting software to the possible technological changes to which it may be subject.

Treasury stock acquisition and transactions

In 2003 the Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.